1
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated December 8, 2008
This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-132662) and our
Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of
1933 or the Securities Exchange Act of 1934, in each case as amended
AngloGold Ashanti Limited
(Name of Registrant)
76 Jeppe Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:
Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
Unaudited condensed consolidated financial statements as of September 30, 2008 and December 31, 2007 and for each of the nine month periods ended September 30,
2008 and 2007, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Prepared in accordance with US GAAP
Nine months ended September 30,
2008
(unaudited)
2007
(unaudited)
(in US Dollars, millions, except for share data)
Sales and other income
2,848 2,290
Product sales 2,787 2,259
Interest, dividends and other 61 31
Cost and expenses
2,820 2,432
Production costs 1,579 1,337
Exploration costs 96 83
Related party transactions (6) (9)
General and administrative 97 98
Royalties 62 51
Market development costs 9 11
Depreciation, depletion and amortization 455 459
Impairment of assets 1 -
Interest expense 58 56
Accretion expense 18 13
Employment severance costs 7 6
Profit on sale of assets, realization of loans , indirect taxes and other (see note D) (63) (24)
Non-hedge derivative loss (see note E) 483 343
Other operating items 24 8
Profit/(loss) from continuing operations before income tax, equity income, minority interests
28 (142)
Taxation expense (see note F) (91) (106)
Minority interest (35) (22)
Equity (loss)/income in affiliates (101) 20
Loss from continuing operations
(199) (250)
Discontinued operations (see note G) 24 (4)
Net loss – applicable to common stockholders
(175) (254)
(Loss)/income per share : (cents)
From continuing operations
Ordinary shares (66) (89)
E Ordinary shares (33) (44)
Ordinary shares – diluted (66) (89)
E Ordinary shares – diluted (33) (44)
Discontinued operations
Ordinary shares 8 (1)
E Ordinary shares 4 (1)
Ordinary shares – diluted 8 (1)
E Ordinary shares – diluted 4 (1)
Net loss
Ordinary shares (58) (90)
E Ordinary shares (29) (45)
Ordinary shares – diluted (58) (90)
E Ordinary shares – diluted (29) (45)
Weighted average number of shares used in computation
Ordinary shares – basic and diluted 299,968,646 277,247,087
E Ordinary shares – basic and diluted 4,068,636 4,131,425
Dividend declared per ordinary share (cents)
13 45
Dividend declared per E ordinary share (cents)
7 22

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
Prepared in accordance with US GAAP
At September 30,
2008
(unaudited)
At December 31,
2007
(in US Dollars, millions)
ASSETS
Current assets
2,220 2,113
Cash and cash equivalents 555 477
Restricted cash 60 37
Receivables 260 205
Trade 59 35
Recoverable taxes, rebates, levies and duties 83 77
Related parties 3 6
Other 115 87
Inventories (see note C) 601 523
Materials on the leach pad (see note C) 48 49
Derivatives 467 516
Deferred taxation assets 228 275
Assets held for sale (see note L) 1 31
Property, plant and equipment, net
5,654 5,527
Acquired properties, net
1,178 1,280
Goodwill and other intangibles, net
588 591
Other long-term inventory (see note C)
53 84
Materials on the leach pad (see note C)
251 190
Other long-term assets
533 559
Deferred taxation assets
3 37
Total assets
10,480 10,381
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
3,624 3,795
Accounts payable and other current liabilities 603 634
Derivatives 1,961 2,782
Short-term debt 1,049 319
Tax payable 11 59
Liabilities held for sale (see note L) - 1
Other non-current liabilities
131 146
Long-term debt
833 1,564
Derivatives
148 297
Deferred taxation liabilities
1,217 1,345
Provision for environmental rehabilitation
363 394
Other accrued liabilities
40 45
Provision for pension and other post-retirement medical benefits
154 180
Minority interest
79 63
Commitments and contingencies
- -
Stockholders’ equity
3,891 2,552
Common stock
400,000,000 (2007 – 400,000,000) authorized common stock of 25 ZAR cents each
Stock issued 2008 – 350,677,750 (2007 – 277,457,471)
12 10
Additional paid in capital 7,429 5,607
Accumulated deficit (2,656) (2,440)
Accumulated other comprehensive income (see note J) (894) (625)
Total liabilities and stockholders' equity
10,480 10,381

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Prepared in accordance with US GAAP
Nine months ended September 30,
2008
(unaudited)
2007
(unaudited)
(in US Dollars, millions)
Net cash (used) in/provided by operating activities
(148) 471
Net loss – applicable to common stockholders (175) (254)
Reconciled to net cash provided by operations:
Profit on sale of assets , realization of loans , indirect taxes and other (63) (21)
Depreciation, depletion and amortization 455 459
Impairment of assets 1 -
Deferred taxation 21 (40)
Movement in non-hedge derivatives (299) 332
Equity loss/(income) in affiliates 101 (20)
Dividends received from affiliates 58 49
Other non cash items 36 49
Net increase in provision for environmental
rehabilitation and pension and other post-retirement medical benefits
2 16
Effect of changes in operating working capital items:
Receivables (53) (46)
Inventories (134) (163)
Accounts payable and other current liabilities (97) 113
Net cash (used) in/provided by continuing operations (147) 474
Net cash used in discontinued operations (1) (3)
Net cash used in investing activities
(1,263) (685)
Acquisition of assets - (40)
Increase in non-current investments (24) (2)
Additions to property, plant and equipment (895) (685)
Proceeds on sale of mining assets 36 24
Proceeds on sale of discontinued assets 10 1
Proceeds on sale of investments 68 19
Dividends from investments - 2
Cash (outflows)/inflows from derivatives purchased (439) 26
Change in restricted cash (19) (30)
Net cash generated by financing activities
1,511 209
Net repayments of short-term debt (597) (65)
Issuance of stock 1,722 22
Share issue expenses (52) (1)
Net proceeds of long-term debt 704 240
Cash (outflows)/inflows from derivatives with financing (208) 154
Dividends paid (58) (141)
Net increase/(decrease) in cash and cash equivalents
100 (5)
Effect of exchange rate changes on cash
(22) 12
Cash and cash equivalents – January 1,
477 471
Cash and cash equivalents – September 30,
555 478

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2008
 Prepared in accordance with US GAAP
Note A. Basis of presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America
("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended
September 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.
The balance sheet as at December 31, 2007 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.
For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2007.
Note B. Accounting developments
Recently adopted pronouncements
Fair value measurements
The Company adopted FASB Statement No. 157, “Fair Value Measurements” (“SFAS157”) for
financial assets and financial liabilities on January 1, 2008.
SFAS157 provides enhanced guidance for using fair value to measure assets and liabilities. Under
SFAS157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. The adoption of
SFAS157 did not have a material impact on the Company’s financial statements. See note Q “Fair value measurements” for additional information.
In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective date of FASB
Statement No. 157” (“the FSP”). The FSP provides a one year deferral until January 1, 2009 for the implementation of SFAS157 for certain non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).
In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair Value
of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP FAS 157-3
clarifies the application of FAS 157 in determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 is effective as of the issuance date and has not affected the valuation of the Company’s financial assets.
Fair value option for financial assets and liabilities
In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial
Assets and Financial Liabilities” (“SFAS159”). SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS159 were adopted January 1, 2008. The Company did not elect the Fair Value Option for any of its financial assets or liabilities, and therefore, the adoption of
SFAS159 had no impact on the Company’s financial statements.
Employers’ accounting for defined benefit pension and other post-retirement plans
In September 2006, the FASB issued FASB Statement No. 158, “Employers’ Accounting for Defined
Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88,
106 and 132(R)” (“SFAS158”). The Company adopted the recognition and disclosure requirements of
SFAS158 in 2006, as required, except for the requirement to measure the plan assets and benefit obligations at the fiscal year end, which is effective in fiscal years ending after December 15, 2008.
The Company is implementing processes to meet these measurement requirements of SFAS158.
Recently issued pronouncements
Business combinations
In December 2007, the FASB issued FASB Statement No. 141 (R), “Business Combinations”
(“SFAS141(R)”). SFAS141(R) requires the acquiring entity in a business combination to recognize all
(and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-
date fair value as the measurement objective for all assets acquired and liabilities assumed; and
requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS141(R)
applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. SFAS141(R) applies to all transactions or other events in which an entity
(the acquirer) obtains control of one or more businesses (the acquiree), including combinations achieved without the transfer of consideration.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2008 …continued
 Prepared in accordance with US GAAP
Note B. Accounting developments (continued)
Recently issued pronouncements (continued)
The Company is currently evaluating the potential impact of adopting SFAS141(R) on the Company’s financial statements.
Noncontrolling interests
In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in
Consolidated Financial Statements” (“SFAS160”). SFAS160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.
SFAS160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. It shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially adopted, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the potential impact of adopting SFAS160 on the Company’s financial statements.
Derivative instruments
In March 2008, the FASB issued FASB statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB statement No. 133” (“SFAS161”). SFAS161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS133 and related hedged items accounted for under SFAS133. SFAS161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Comparative disclosures for earlier periods at initial adoption are encouraged but not required. The Company does not expect the adoption of SFAS161 to have a material impact on the
Company’s financial statements.
Useful life of intangible assets
In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life
of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”
(“SFAS142”). FSP FAS 142-3 removes the requirement under paragraph 11 of SFAS142 to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions and instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date.
The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company is currently evaluating the potential impact of adopting FSP FAS 142-3 on the Company’s financial statements.
Convertible debt instruments
In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That
May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”)
which addresses the accounting for convertible debt securities that may be settled in cash, (or other assets) upon conversion, including partial cashsettlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS133”). FSP APB 14-1 does not change the accounting for more traditional types of convertible debt securities that do not have a cash settlement feature. Also, FSP APB 14-1 does not apply if, under existing US GAAP for derivatives, the embedded conversion feature must be accounted for separately from the rest of the instrument. FSP APB 14-1 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. The FSP should be applied retrospectively to all past periods presented — even if the instrument has matured, has been converted, or has otherw ise been extinguished as of the effective date of FSP APB 14-1. The
Company is currently evaluating the potential impact of adopting FSP APB 14-1 on the Company’s financial statements.
Hierarchy of Generally Accepted Accounting Principles
In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted
Accounting Principles” (“SFAS162”). SFAS162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2008 …continued
 Prepared in accordance with US GAAP
Note B. Accounting developments (continued)
Recently issued pronouncements (continued)
SFAS162 is effective 60 days following the United States Securities and Exchange Commission
(SEC's) approval of the Public Company Accounting Oversight Board Auditing amendments to AU
Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting
Principles”. The Company does not expect the adoption of SFAS162 to have a material impact on the
Company’s financial statements.
Participating securities
In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in
Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). FSP EITF 03-
6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the tw o-class method as described in SFAS No. 128, “Earnings per Share”
(“SFAS 128”). Under the guidance in FSP EITF 03-6-1, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform with the provisions of FSP EITF 03-6-1. Early application is not permitted. The Company does not expect the adoption of FSP EITF 03-6-1 to have a material impact on the Company’s financial statements.
Instrument indexed to own stock
In June 2008, The Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 07-5,
“Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock”
(“EITF 07-5”). The consensus was reached on the following three issues:
•    How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.
•    How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.
•    How an issuer should account for market-based employee stock option valuation instruments.
Consensus was also reached that EITF 07-5 should be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted.
The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which EITF 07-5 is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently evaluating the potential impact of adopting
EITF 07-5 on the Company’s financial statements.
Disclosures ab out credit derivatives and certain guarantees
In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, “Disclosures about Credit
Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB
Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (“the FSP”).
The FSP amends SFAS133, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument to provide certain disclosures for each credit derivative for each statement of financial position presented. The FSP also amends FIN45, to require an additional disclosure about the current status of the payment/performance risk of a guarantee.
Further, this FSP clarifies that SFAS161, is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect the adoption of the FSP to have a material impact on the Company’s financial statements.
Note C. Inventories
At September 30,
2008
At December 31,
2007
(unaudited)
(in US Dollars, millions)
The components of inventory consist of the following :
Short-term
Gold in process
131 133
Gold on hand 41 35
Ore stockpiles 206 166
Uranium oxide and sulfuric acid 24 13
Supplies 247 225
649 572
Less: Heap leach inventory
(1)
(48) (49)
601 523
(1)
Short -term portion relating to heap leach inventory classified separate, as materials on the leach pad.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2008 …continued
 Prepared in accordance with US GAAP
Note C. Inventories (continued)
At September 30,
2008
At December 31,
2007
(unaudited)
(in US Dollars, millions)
Long-term
Gold in process
251 190
Ore stockpiles 52 83
Supplies 1 1
304 274
Less: Heap leach inventory
(1)
(251) (190)
53 84
(1)
Long -term portion relating to heap leach inventory classified separate, as materials on the leach pad.
Note D. Profit on sale of assets, realization of loans, indirect taxes and other
The Company recorded a profit of $63 million (before taxation of $3 million) in the nine months ended September 30, 2008, compared to a profit of $24 million (before taxation of $1 million)
recorded in the same period in 2007, consisting of:
Nine months ended September 30,
2008
2007
(unaudited) (unaudited)
(in US Dollars, millions)
Profit on disposal of certain exploration interests in Colombia to B2Gold Corporation 33 -
Certain royalty and production related interests in North America sold to Royal Gold Inc. 14 -
Profit on disposal of the Company’s 50 percent equity interest held in Nufcor International Limited 2 -
Reassessment of indirect taxes payable in Guinea 6 -
Deferred income on sale of La Rescatada exploration interest recognized 8 -
Costs relating to the issue of rights granted to E ordinary shareholders
(1)
(10) -
Profit on disposal of equipment and minor assets mainly in South America and South Africa 5 15
Recovery of exploration costs previously expensed in South America (Peru) 5 6
Non-recoverable value added tax in Brazil - (1)
Profit on sale of Central African Gold Plc (CAG) shares - 4
63 24
(1)
Rights offer was completed in early July 2008.
Note E. Non-hedge derivative loss
A loss on non-hedge derivatives of $483 million was recorded in the nine months ended
September 30, 2008 compared to a loss of $343 million in the same period of 2007 relating to the use of non-hedging instruments, which represent derivatives not designated in formal hedge accounting relationships. As such, the change in fair value of such derivatives is recorded each period in the income statement. The loss recorded in the nine months ended September 30, 2008 primarily relates to the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and greater volatilities compared to the same period in 2007. In addition, the Company recognized a loss of $159 million (2007: $nil million) during the nine months ended September 30, 2008 on forward gold contracts previously qualifying for the normal purchase, normal sale exception (which permits the Company to not record such amounts in its financial statements until the maturity date of the contract) under which the Company had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price.
However, due to the inability of a single counterparty to accept the physical delivery of gold for the forward contracts expiring in April through June 2008, the Company cash settled such contracts during the period. Accordingly, the remaining contracts with this counterparty scheduled to mature in later periods have been determined to not meet all of the requirements necessary for them to continue to qualify for the normal purchase, normal sales exception in future periods and are being accounted for as non-hedge derivatives at fair value on the balance sheet as of June 30, 2008, with changes in fair value reflected in the income statement. Following this, during the third quarter, the
Company cash settled contracts now designated as non-hedge derivative contracts, with the same counterparty, maturing in July 2008 through August 2009.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2008 …continued
 Prepared in accordance with US GAAP
Note F. Taxation
A net taxation expense of $91 million was recorded in the nine months ended September 30, 2008 compared to $106 million in the same period in 2007. Net taxation expense for the nine months ended
September 30, 2008 was 325 percent of income before tax compared to 75 percent for the same period in 2007 mainly as a result of the tax ineffectiveness of non-hedge derivative losses. Charges for deferred tax in the nine months ended September 30, 2008 amounted to a net tax expense of
$21 million compared to a net tax benefit of $40 million in the same period in 2007. The nine months ended September 30, 2008 included deferred tax charges of $102 million on unrealized non-hedge derivatives, compared to deferred tax credits of $50 million in the same period in 2007. Charges for deferred tax in the nine months ended September 30, 2008 include tax credits of $14 million as a result of an enacted change in the statutory tax rate (in South Africa), while a tax expense of
$30 million was recorded in the nine months ended September 30, 2007 as a result of a change to the estimated deferred tax rate (in South Africa). Charges for current tax in the nine months ended
September 30, 2008 amounted to $70 million compared to $146 million in the same period in 2007.
Uncertain taxes
As at September 30, 2008, the Company had $122 million of total unrecognized tax benefits which, if recognized, would affect the Company’s effective income tax rate.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:
(in US Dollars,
millions)
Balance at January 1, 2008 134
Additions based on tax positions related to the current year -
Additions for tax positions of prior years 12
Reductions for tax positions of prior years -
Settlements -
Translation (24)
Balance as at September 30, 2008 122
The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. During the nine months ended September 30, 2008, the
Company recognized approximately $7 million in interest. The Company had approximately $39 million for the payment of interest accrued as at September 30, 2008.
Note G. Discontinued operations
The Ergo reclamation surface operation, which forms part of the South African operations and is included under South Africa for segmental reporting, has been discontinued as the operation has reached the end of its useful life and the assets are no longer in use. After a detailed investigation of several options and scenarios, and based on management’s decision reached on February 1, 2005, mining operations at Ergo ceased on March 31, 2005. The pre-tax gain on disposal of $28 million recorded in the nine months ended September 30, 2008 relates to the remaining moveable and immovable assets of Ergo, that were sold by the Company to ERGO Mining (Pty) Limited a joint venture between Mintails South Africa (Pty) Limited and DRD South African Operations (Pty) Limited.
The transaction was approved by the Competition Commission in early May 2008 and ERGO Mining
(Pty) Limited will operate, in terms of an agreement for its own account, under the AngloGold Ashanti mineral authorizations until the mining rights have been approved by the Minister of Minerals and
Energy for transfer to ERGO Mining (Pty) Limited. The results of Ergo for the nine months ended
September 30, 2008 and 2007, are summarized as follows:
Nine months ended September 30,
2008
2007
(unaudited) (unaudited)
(in US Dollars, millions, except for share data)
(cents)
(1) (3)
(cents)
(2) (3)
(cents)
(1) (3)
(cents)
(2) (3)
Revenue - - - 1 - -
Costs, expenses and recoveries 2 - - (2) - -
Gain on disposal 28 10 5 - - -
Pre-tax profit/(loss) 30 10 5 (1) - -
Taxation (6) (2) (1) (3) (1) (1)
Net profit/(loss) attributable to discontinued operations 24 8 4 (4) (1) (1)
(1)
Per basic and diluted ordinary shares.
(2)
Per basic and diluted E ordinary shares.
(3)
Basic and diluted earnings/(loss) per common share. The calculation of diluted earnings/(loss) per common share for the nine months ended September 30, 2008 and 2007 did not assume the effect of
15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti -dilutive for these periods. The calculation of diluted earnings/(loss) per common share for the nine months ended
September 30, 2008 and 2007 did not assume the effect of 756,701 and 833,584 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti -dilutive for these periods.
The calculation of diluted earnings/(loss) per common share for the nine months ended September
30, 2008 and 2007 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from cont inuing operations during th ese periods.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2008 …continued
 Prepared in accordance with US GAAP
Note H. Segment information
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s Chief Operating
Decision Maker in evaluating operating performance of, and making resource allocation decisions among, operations.
Nine months ended September 30,
2008
(1)
2007
(unaudited) (unaudited)
(in US Dollars, millions)
Revenues by area
South Africa
675 1,110
Argentina 62 104
Australia 157 272
Brazil 189 229
Ghana 197 272
Guinea 180 149
Mali 109 201
Namibia 27 39
USA 70 117
Tanzania 80 173
Other, including Corporate and Non-gold producing subsidiaries 2 6
1,748 2,672
Less: Equity method investments included above (109) (201)
Plus/less: Loss/(gain) on realized non-hedge derivatives included above 1,209 (181)
Total revenues
2,848 2,290
(1)
Include s the effects of accelerated settlement of non -hedge derivatives during the nine months ended
September 30, 2008.
Nine months ended September 30,
2008
(1)
2007
(unaudited) (unaudited)
(in US Dollars, millions)
Segment income/(loss)
South Africa
400 289
Argentina (21) 55
Australia (57) 92
Brazil 65 58
Ghana 88 (3)
Guinea 118 -
Mali (62) 72
Namibia (4) 7
USA 123 (3)
Tanzania 55 (86)
Other, including Corporate and Non-gold producing subsidiaries (69) (60)
Total segment income
636 421
(1)
Include s the effects of accelerated settlement of non-hedge derivatives during the nine months ended
September 30, 2008.
Nine months ended September 30,
2008
2007
(unaudited) (unaudited)
(in US Dollars, millions)
Reconciliation of segment income to Net loss
Segment total
636 421
Exploration costs (96) (83)
General and administrative expenses (97) (98)
Market development costs (9) (11)
Non-hedge derivative loss (483) (343)
Other operating items (24) (8)
Taxation expense (91) (106)
Discontinued operations 24 (4)
Minority interest (35) (22)
Net loss
(175)
(254)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2008 …continued
 Prepared in accordance with US GAAP
Note H. Segment information (continued)
At September 30,
2008
At December 31,
2007
(unaudited)
(in US Dollars, millions)
Segment assets
South Africa
2,923 3,337
Argentina 238 236
Australia 1,354 1,183
Brazil 692 674
Ghana 2,202 2,155
Guinea 361 371
Mali 293
(1)
291
(1)
Namibia 69 76
USA 672 528
Tanzania 1,353 1,343
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries 323 187
Total segment assets
10,480 10,381
(1)
Inv estment held.
Nine months ended September 30,
Note I. (Loss)/income per share data
2008
2007
The following table sets forth the computation of basic and diluted (loss)/income per share
(in US dollars millions, except per share data):
(unaudited) (unaudited)
Numerator
Net loss
(175) (254)
Less Dividends:
Ordinary shares
41 124
E Ordinary shares - 1
Undistributed losses (216) (379)
Ordinary shares undistributed losses (215) (376)
E Ordinary shares undistributed losses (1) (3)
Total undistributed losses (216) (379)
Nine months ended September 30,
2008
2007
(unaudited) (unaudited)
Denominator for basic (loss)/income per ordinary share
Ordinary shares
299,550,334 276,698,228
Fully vested options
(1)
418,312 548,859
Weighted average number of ordinary shares 299,968,646 277,247,087
Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options
(2)
- -
Dilutive potential of convertible bonds
(3)
- -
Dilutive potential of E Ordinary shares
(4)
- -
Denominator for diluted (loss)/income per share – adjusted weighted average number of ordinary shares and assumed conversions
299,968,646 277,247,087
Weighted average number of E Ordinary shares used in calculation of basic and diluted
(loss)/income per E Ordinary share
4,068,636 4,131,425
(1)
Compensation awards are included in the calculation of basic (loss)/income per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.
(2)
The calculation of diluted (loss)/income per common share for the nine months ended
September 30, 2008 and 200 7 did not assume the effect of 756,701 and 833,584 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti -dilutive for these periods.
(3)
The calculation of diluted (loss)/income per common share for the nine months ended
September 30, 2008 and 2007 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti -dilutive for these periods.
(4)
The calculation of diluted (loss)/income per common share for the nine months ended
September 30, 2008 and 2007 did not assume the effect of conversion of E Ordinary shares as the
Company recorded a loss from continuing operations during th ese periods.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2008 …continued
 Prepared in accordance with US GAAP
Note J. Accumulated other comprehensive income
Other comprehensive income, net of related taxation, consists of the following:
Nine months ended September 30,
2008
2007
(unaudited) (unaudited)
(in US Dollars, millions)
Opening balance (625) (765)
Translation (loss)/gain (317) 95
Financial instruments 48 28
Total accumulated other comprehensive income (894) (642)
Net loss (175) (254)
Translation (loss)/gain (317) 95
Financial instruments 48 28
Total comprehensive income (444) (131)
Note K. Employee benefit plans
The Company has made provision for pension and provident schemes covering substantially all employees.
Components of net periodic benefit cost
Nine months ended September 30,
2008
2007
(unaudited) (unaudited)
(in US Dollars, millions)
Pension
benefits
Other
benefits
Pension
benefits
Other
benefits
Service cost 4 1 4 1
Interest cost 12 9 10 9
Expected return on plan assets (16) - (14) -
Net periodic benefit cost - 10 - 10
Employer contributions
As disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2007, the Company expected to contribute $6 million to its pension plan in 2008. As of September
30, 2008, the Company had contributed $4 million during 2008.
The actuarial valuation completed as at December 31, 2007 indicated that the pension fund was fully funded. The value of the securities in the Company’s employee pension plans has been adversely impacted by market volatility in the first nine months of 2008. The declines could have a substantial impact on the funded status of the plans.
Note L. Assets and (liabilities) held for sale
At September 30,
2008
At December 31,
2007
(unaudited)
(in US Dollars, millions)
Effective June 30, 2005, the investment in the Weltevreden mining rights, located in South Africa was classified as held for sale. During the quarter ended June 30, 2008 the investment in the
Weltevreden mining rights was reclassified from held for sale to Property, plant and equipment because the conditions precedent in the sale agreement with Aflease Gold and Uranium Resources
Limited were not fulfilled and the Company has no current pros pective buyers able to complete negotiations within a twelve month period. The reclassification of the Weltevreden mining rights from held for sale to held for use, resulted in a charge of $5 million which is included in loss from continuing operations for the nine months ended September 30, 2008.
- 14
Rand Refinery Limited (a subsidiary of the Company) allocated parts of its premises previously recognized as a tangible asset, to held for sale. Rand Refinery Limited intends to sell off parts of the estate that are no longer utilized within the next twelve months. A buyer has been found, a sale agreement has been drawn up and parties are in the process of finalizing the agreement.
1 1
Effective June 30, 2007, exploration properties acquired from Trans-Siberian Gold plc situated in
Russia were classified as held for sale. The cash sale of these exploration properties forms part of the strategic alliance between Polymetal and AngloGold Ashanti, which was concluded during the
March 2008 quarter.
- 15
The remaining moveable and immovable assets of Ergo, the surface dump reclamation operation east of Johannesburg, which ceased mining operations in March 2005, was sold by the Company to
ERGO Mining (Pty) Limited a joint venture between Mintails South Africa (Pty) Limited and DRD
South African Operations (Pty) Limited during the quarter ended June 30, 2008. See Note G.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2008 …continued
 Prepared in accordance with US GAAP
Note L. Assets and (liabilities) held for sale (continued)
At September 30,
2008
At December 31,
2007
(unaudited)
(in US Dollars, millions)
As at September 30, 2008 and December 31, 2007 the carrying amounts of major classes of assets and liabilities classified as held for sale, included:
Property, plant and equipment
1 16
Acquired properties - 15
Deferred taxation - (1)
Net assets 1 30
Note M. Rights issue and reduction in derivatives position
On May 6, 2008, the Company announced that it intended to proceed with an approximate one-for-
four renounceable rights offer, which would result in the Company issuing 69.4 million ordinary shares at a minimum subscription price of ZAR172 per share, raising approximate gross proceeds of ZAR11.9 billion (US$1.6 billion based on the exchange rate of ZAR7.56/US$1 on May 5, 2008).
Following appreciation in the Company’s share price, on May 23, 2008, the Company revised the minimum subscription price upwards to ZAR194 per share resulting in gross proceeds of
ZAR13.5 billion (US$1.77 billion based on an exchange rate of ZAR7.63/US$1 on May 20, 2008).
The rights offer was successful and closed on July 4, 2008, with initial subscription shares being issued on July 7, 2008 and oversubscription shares being issued on July 11, 2008.
As a result, issued share capital and additional paid in capital increased to $12 million and
$7,429 million, respectively, as at September 30, 2008 from $10 million and $5,607 million, respectively, as at December 31, 2007.
The principal purpose of the rights offer was to provide additional financial resources to improve the
Company’s financial flexibility. In particular, the net proceeds allow AngloGold Ashanti to significantly restructure and reduce the Company’s gold derivatives position, which has adversely affected financial performance in recent years, while also being able to continue to fund the
Company’s principal development projects and exploration growth initiatives.
In addition to delivering gold to fulfill the terms of derivatives contracts that mature during 2008, the
Company announced that it intended to further reduce its gold derivatives position during 2008 by the early cash settlement of a portion of its non-hedge derivative contracts (which have been fair valued in the Company’s financial statements, with changes in such fair value recorded in the income statement) that were maturing in years 2008 through 2010. On May 6, 2008, the Company announced that if the reduction in the Company’s derivatives position was implemented as it anticipated, although the received gold price for 2008 will be adversely impacted given the early cash settlement of certain non-hedge derivatives with low contrac ted sales prices , the derivatives position as at December 31, 2008 will be reduced to approximately 6.25 million committed ounces
(December 31, 2007: 11.28 million committed ounces).
On July 14, 2008, the Company announced that it had made substantial progress in the reduction of its derivatives position, which will allow the Company to benefit from improved participation in the spot gold price earlier than anticipated. The Company capitalized on a weaker gold market during the second quarter in executing a combination of delivery into and early cash settlement of a portion of its non-hedge derivative contracts. Committed ounces was reduced to 6.88 million ounces as at July 1, 2008, therefore the Company will have a greater participation in the spot gold price going forward.
During the quarter ended September 30, 2008, the Company further capitalized on lower spot gold prices and accelerated the settlement of normal purchase, normal sale exempt contracts due to mature in the fourth quarter of 2008 by physical delivery and the cash settlement of non-hedge derivatives , totaling 263,000 ounces due to mature in future periods . Total hedge commitments reduced from 6.88 million ounces as at July 1, 2008 to 6.30 million ounces at the end of
September 2008. As at September 30, 2008, total estimated hedge commitments is expected to be around 6.0 million ounces at year-end. Overall, total hedge commitments have been reduced by
4.98 million ounces since the beginning of year and the hedge delta has reduced from 6.54 million ounces at the end of June 2008 to 5.79 million ounces at the end of September 2008. The accelerated delivery will provide increased exposure to spot prices in the fourth quarter.
Note N. Commitments and contingencies
Capital expenditure commitments
Capital commitments and contingent liabilities of the Company include total contracted capital expenditure of $277 million and total authorized capital expenditure not yet contracted of approximately $706 million as of September 30, 2008. The Company intends to finance these capital expenditures from cash on hand, cash flow from operations, existing credit facilities and, potentially, additional credit facilities or debt instruments.
South Africa – groundwater pollution
The Company has identified a number of groundwater pollution sites at its current operations in
South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The geology of the area is typified by a dolomite rock formation that is prone to solution cavities.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2008 …continued
 Prepared in accordance with US GAAP
Note N. Commitments and contingencies (continued)
Polluted process water from the operations has percolated from pollution sources to this rock formation and has been transported three dimensionally, creating pollution plumes in the dolomite aquifer. Numerous scientific, technical and legal reports have been produced and the remedying of the polluted soil and groundwater is the subject of continued research. Subject to the technology being developed as a proven remediation technique, no reliable estimate can be made for the obligation.
South Africa – deep groundwater pollution
The Company has identified a flooding and future pollution risk posed by deep groundwater, due to the interconnected nature of operations in the West Wits and Vaal River operations in South Africa.
The Company is involved in task teams and other structures to find long-term sustainable solutions for this risk, together with industry partners and government. As there is too little foundation for the accurate estimate of a liability, no reliable estimate can be made for the obligation.
Brazil – sales tax on gold deliveries
Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export namely, one assessment for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different Brazilian state, it must obtain an authorization from the Goiás State Treasury by means of a Special Regime
Agreement (Termo de Acordo re Regime Especial – TARE). The MSG operation is co-owned with
Kinross Gold Corporation. The Company’s attributable share of the first assessment is approximately $40 million. Although MSG requested the TARE in early 2004, the TARE, which authorized the remittance of gold to the Company’s branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006. In November 2006 the administrative council’s second chamber ruled in favor of MSG and fully canceled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company’s attributable share of the assessment is approximately $24 million. The Company believes both assessments are in violation of federal legislation on sales taxes.
Brazil – Tax dispute
MSG, Morro Velho and AngloGold Ashanti Brasil Mineração are involved in disputes with tax authorities. These disputes involve federal tax assessments including income tax, social contributions, annual property tax based on ownership of properties outside of urban perimeters
(ITR) and reimbursable value added tax on fixed assets . The amount involved is approximately
$22 million.
Brazil – VAT dispute
MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the
State of Goiás. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case. The Company’s attributable share of the assessment is approximately $8 million.
South Africa – provision of surety
The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly owned subsidiaries of Oro Group (Proprietary) Limited, an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($12 million). The suretyship agreements have a termination notice period of 90 days. The probability of the non-
performance under the suretyships is considered minimal, based on factors of no prior defaults, being well-established companies and recourse via general notarial bonds over the gold stocks of the subsidiaries of the Oro Group. These bonds should enable the Company to recover the majority of the guaranteed amount. The Company receives a fee from the associate for providing the surety and has assessed the possibility of a claim for non-performance.
North America – reclamation
Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $48 million.
The Company has provided a guarantee for these obligations which would be payable in the event of
AngloGold Ashanti USA not being able to meet its rehabilitation obligations. As at
September 30, 2008 the carrying value of these obligations relating to AngloGold Ashanti USA amounted to $33 million and is included in the Provision for environmental rehabilitation in the
Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. There are no recourse provisions that would enable AngloGold Ashanti to recover from third parties any of the amounts paid under the guarantee.
Guarantee for convertible bond
The Company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $1 billion 2.375 percent convertible bonds due 2009. The Company’s obligations regarding the guarantee are direct, unconditional and unsubordinated.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2008 …continued
 Prepared in accordance with US GAAP
Note N. Commitments and contingencies (continued)
Guarantee for syndicated loan facility
AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated
and AngloGold Ashanti Australia Limited each have guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti
Australia Limited regarding the $1.15 billion Syndicated loan facility dated December 13, 2007. The total amount outstanding under the syndicated $1.15 billion facility as of September 30, 2008 amounted to $806 million.
North and South America delivery guarantees
The Company has issued gold delivery guarantees to several counterpart banks in which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold
South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.
Ashanti Treasury Services – guarantees
The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary Ashanti Treasury Services Limited (ATS). The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the Hedging
Agreements. At September 30, 2008 the marked-to-market valuation of the ATS hedge book was negative $1,178 million.
Geita hedge guarantee
The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by
GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. This guarantee remains in force until no sum remains to be paid under the hedging agreements and the Bank has irrevocably recovered or received all sums payable to it under the hedging agreements. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements. At September 30, 2008 the marked-to-market valuation of the GMC hedge book was negative $384 million.
Taxation
With operations in several countries on several continents, many of which are emerging markets,
AngloGold Ashanti is subject to, and pays annual taxes under the various tax regimes where it operates. Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.
Management believes based on information currently to hand, that such tax contingencies have been adequately provided for, and as assessments are completed, the Company will make appropriate adjustments to those estimates used in determining amounts due.
Vulnerability from concentrations
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the
Malian government to the Company’s equity accounted affiliates. Recoverable value added tax due from the Malian government to the equity accounted affiliates of the Company amounts to an attributable $42 million at September 30, 2008 (June 30, 2008: attributable $52 million). The last audited value added tax return was for the period ended June 30, 2008 and as at
September 30, 2008 an attributable $31 million was audited and an attributable $11 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.
Recoverable fuel duties from the Malian government to the equity accounted affiliates of the
Company amounts to an attributable $7 million at September 30, 2008 (June 30, 2008: attributable
$7 million). Fuel duty refund claims are required to be submitted before January 31 of the following year and are subject to authorization by, firstly, the Department of Mining, and secondly, the
Customs and Excise authorities. An attributable $5 million is still subject to authorization by the
Customs and Excise authorities. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Malian government in terms of the previous authorizations. With effect from February 2006, fuel duties are no longer payable to the Malian government.
The Government of Mali is a shareholder in all of the Company’s equity accounted affiliates in Mali.
Management is in negotiations with the Government of Mali to agree a protocol for the repayment of these amounts. The amounts outstanding have been discounted to their present value at a rate of
6.5 percent.
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the
Tanzanian government. Recoverable value added tax due from the Tanzanian government to the
Company amounts to $16 million at September 30, 2008 (June 30, 2008: $15 million). The last audited value added tax return was for the period ended July 31, 2008 and as at
September 30, 2008 $15 million was audited.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2008 …continued
 Prepared in accordance with US GAAP
Note N. Commitments and contingencies (continued)
The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The amounts outstanding have been discounted to their present value at a rate of 7.8 percent.
Recoverable fuel duties from the Tanzanian government to the Company amounts to $42 million at
September 30, 2008 (June 30, 2008: $41 million). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities. As at September 30, 2008, claims for refund of fuel duties amounting to $14 million have been audited and lodged with the Customs and Excise authorities, whilst claims for refund of
$28 million have not yet been lodged. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorizations. The amounts outstanding have been discounted to their present value at a rate of
7.8 percent.
In addition to the above, the Company has contingent liabilities in respect of certain tax assessments, claims, disputes and guarantees which are not considered to be material.
Note O. Recent developments
Announcements made after September 30, 2008:
It was AngloGold Ashanti's intention to refinance the $1.0 billion convertible bond with the proceeds of a new equity linked instrument. However, global capital market conditions have been, and continue to be, disrupted and volatile and in recent months the volatility and lack of liquidity in global capital markets reached unprecedented levels. In light of these market conditions, on
October 30, 2008 AngloGold Ashanti announced that it is actively exploring a broader range of refinancing options, including bridge financing, further debt financing and additional asset sales, as
w ell as reviewing discretionary capital expenditures. On November 20, 2008, AngloGold Ashanti
Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti Limited, entered into a US$1 billion term loan facility (the "Term Facility") agreement to refinance the $1.0 billion convertible bond. The
Term Facility is available to be drawn during February 2009. The Term Facility is for an initial one year period from the date of the first drawdown in February 2009 and is extendible, if required, at the option of AngloGold Ashanti Holdings plc until November 30, 2010. The amounts drawn under the
Term Facility will bear an interest margin over the lenders’ capped cost of funds of 4.25 percent for the first six months after the first drawdown and 5.25 percent thereafter. Interest is payable quarterly.
AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia
Limited have each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc under the Term Facility. The Term Facility will provide management with additional time to secure a longer term, cost effective refinancing of the $1.0 billion convertible bond, including the possible sales of significant assets that AngloGold Ashanti regard as non-strategic. AngloGold Ashanti’s interest expense will increase substantially as a result of the higher interest rates and fees associated with the Term Facility.
Note P. Declaration of dividends
On February 6, 2008, AngloGold Ashanti declared a final dividend of 53 South African cents
(6.606 US cents) per ordinary share for the year ended December 31, 2007 with a record date of
February 29, 2008 and payment dates of March 7, 2008 for holders of ordinary shares and CDIs,
March 10, 2008 for holders of GhDSs and March 17, 2008 for holders of ADSs. In addition, on
February 6, 2008 AngloGold Ashanti declared a dividend of 26.5 South African cents (3.3 US cents)
per E ordinary share, payable on March 7, 2008 to employees participating in the Bokamoso ESOP and Izingw e Holdings (Proprietary) Limited.
On July 30, 2008, AngloGold Ashanti declared an interim dividend of 50 South African cents
(6.449 US cents) per ordinary share for the six months ended June 30, 2008 with a record date of
August 22, 2008 and a payment date of August 29, 2008 for holders of ordinary shares and CDIs,
September 1, 2008 for holders of GhDSs and September 8, 2008 for holders of ADSs. In addition, on
July 30, 2008 AngloGold Ashanti declared a dividend of 25 South African cents (3.2 US cents) per
E ordinary share, payable on August 29, 2008 to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.
In addition to the cash dividend, an amount equal to the dividend paid to holders of E ordinary shares will be offset when calculating the strike price of E ordinary shares.
Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share.
Each ADS represents one ordinary share.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2008 …continued
 Prepared in accordance with US GAAP
Note Q. Fair value measurements
The Company adopted SFAS157 as of January 1, 2008, with the exception of the application of the statement to non-recurring non-financial assets and non-financial liabilities. The Company currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.
SFAS157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 -
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 -
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
The following table sets out the Company’s financial assets and (liabilities) measured at fair value by level within the fair value hierarchy as at September 30, 2008 (in US Dollars, millions):
Description
Level 1
Level 2
Level 3
Total
Cash equivalents 260 260
Marketable equity securities
43 43
Derivatives, net (1,642) (1,642)
The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities.
The Company’s marketable equity securities are included in Other long-term assets in the
Company’s consolidated balance sheet. They consist of investments in ordinary shares, associated purchase warrants and options and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares , warrants and/or options held by the Company.
The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.
Note R. Supplemental condensed consolidating financial information
With effect from October 1, 2004, AngloGold Ashanti has transferred certain of its operations and assets located outside South Africa (excluding certain operations and assets in the United States,
Australia and Africa) to AngloGold Ashanti Holdings plc (originally SMI Holdings Limited and formerly
AngloGold Holdings plc) (“IOMco”), its wholly-owned subsidiary. IOMco is an Isle of Man registered company.
IOMco has issued debt securities which are fully and unconditionally guaranteed by AngloGold
Ashanti Limited (being the “Guarantor”). The following is condensed financial information of the registrant and cons olidating financial information for the Company as of September 30, 2008 and
December 31, 2007 and for the nine months ended September 30, 2008 and 2007, with a separate column for each of IOMco as Issuer, AngloGold Ashanti Limited as Guarantor and the other businesses of the group combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 …continued
Prepared in accordance with US GAAP
Note R. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
(unaudited)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Sales and other income
1,179
1
1,718
(50)
2,848
Product sales
1,113
-
1,674
-
2,787
Interest, dividends and other
66
1
44
(50)
61
Costs and expenses
1,024
603
1,778
(585)
2,820
Production costs
600
-
979
-
1,579
Exploration costs
3
-
95
(2)
96
Related party transactions
(6)
-
-
-
(6)
General and administrative expenses/(recoveries)
102
15
50
(70)
97
Royalties paid
-
-
62
-
62
Market development costs
5
-
4
-
9
Depreciation, depletion and amortization
190
-
265
-
455
Impairment of assets
-
-
1
-
1
Interest expense
16
31
11
-
58
Accretion expense
8
-
10
-
18
Employment severance costs
7
-
-
-
7
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other
(40)
557
(67)
(513)
(63)
Non-hedge derivative loss and other commodity contracts
139
-
368
-
507
Income/(loss) from continuing operations before income tax, equity income, minority interests
155
(602)
(60)
535
28
Taxation expense
(16)
(3)
(72)
-
(91)
Minority interest
-
-
(35)
-
(35)
Equity loss in affiliates
(101)
-
-
-
(101)
Equity (loss)/income in subsidiaries
(211)
(238)
-
449
-
(Loss)/income from continuing operations
(173)
(843)
(167)
984
(199)
Discontinued operations
24
-
-
-
24
(Loss)/income
(149)
(843)
(167)
984
(175)
Preferred stock dividends
(26)
-
(24)
50
-
Net (loss)/income - applicable to common stockholders
(175)
(843)
(191)
1,034
(175)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 …continued
Prepared in accordance with US GAAP
Note R. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(unaudited)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Sales and other income
1,084
2
1,209
(5)
2,290
Product sales
1,060
-
1,199
-
2,259
Interest, dividends and other
24
2
10
(5)
31
Costs and expenses
1,000
(50)
1,440
42
2,432
Production costs
598
-
739
-
1,337
Exploration costs
2
-
81
-
83
Related party transactions
(9)
-
-
-
(9)
General and administrative expenses/(recoveries)
83
(98)
50
63
98
Royalties paid
-
-
51
-
51
Market development costs
6
-
5
-
11
Depreciation, depletion and amortization
195
-
264
-
459
Impairment of assets
-
-
-
-
-
Interest expense
20
26
10
-
56
Accretion expense
7
-
6
-
13
Employment severance costs
3
-
3
-
6
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other
(13)
22
(12)
(21)
(24)
Non-hedge derivative gain and other commodity contracts
108
-
243
-
351
Income/(loss) from continuing operations before income tax, equity income, minority interests
84
52
(231)
(47)
(142)
Taxation expense
(59)
(2)
(45)
-
(106)
Minority interest
-
-
(22)
-
(22)
Equity income/(loss) in affiliates
34
(14)
-
-
20
Equity (loss)/income in subsidiaries
(307)
(156)
-
463
-
(Loss)/income from continuing operations
(248)
(120)
(298)
416
(250)
Discontinued operations
(4)
-
-
-
(4)
(Loss)/income
(252)
(120)
(298)
416
(254)
Preferred stock dividends
(2)
-
(3)
5
-
Net (loss)/income - applicable to common stockholders
(254)
(120)
(301)
421
(254)

Condensed consolidating balance sheets
AT SEPTEMBER 30, 2008
(unaudited)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
ASSETS
Current Assets
1,086 2,932 5,100 (6,898) 2,220
Cash and cash equivalents 195 188 172 - 555
Restricted cash 23 - 37 - 60
Receivables and other current assets 868 2,744 4,891 (6,898) 1,605
Trade and other receivables and deferred taxation assets 271 4 198 15 488
Inter-group balances 322 2,740 3,851 (6,913) -
Derivatives 203 - 264 - 467
Inventories 72 - 529 - 601
Materials on the leach pad - - 48 - 48
Assets held for sale - - 1 - 1
Property, plant and equipment, net
1,694 - 3,960 - 5,654
Acquired properties, net
203 - 975 - 1,178
Goodwill and other intangibles, net
- 247 606 (265) 588
Other long-term inventory
- - 53 - 53
Materials on the leach pad
- - 251 - 251
Other long-term assets and deferred taxation assets
2,997 507 461 (3,429) 536
Total assets
5,980 3,686 11,406 (10,592) 10,480
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
1,113 1,067 8,887 (7,443) 3,624
Accounts pay able and other current liabilities 168 1 441 (7) 603
Inter-group balances 359 60 7,017 (7,436) -
Derivatives 602 - 1,359 - 1,961
Short-term debt - 1,003 46 - 1,049
Tax (16) 3 24 - 11
Liabilities held for sale - - - - -
Other non-current liabilities
122 - 82 (73) 131
Long-term debt
30 90 713 - 833
Derivatives
37 - 111 - 148
Deferred taxation liabilities
547 - 658 12 1,217
Provision for environmental rehabilitation
98 - 265 - 363
Other accrued liabilities
- - 40 - 40
Provision for pension and other post-retirement medical benefits
142 - 12 - 154
Minority interest
- - 78 1 79
Commitments and contingencies
- - - - -
Stockholders’ equity
3,891 2,529 560 (3,089) 3,891
Stock issued 12 3,625 903 (4,528) 12
Additional paid in capital 7,429 1,121 451 (1,572) 7,429
Accumulated (deficit)/profit (2,656) (2,217) (1,912) 4,129 (2,656)
Accumulated other comprehensive income (894) - 1,118 (1,118) (894)
Total liabilities and stockholders’ equity
5,980 3,686 11,406 (10,592) 10,480
ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 …continued
 Prepared in accordance with US GAAP
Note R. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT DECEMBER 31, 2007
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
ASSETS
Current Assets
1,549 2,636 4,923 (6,995) 2,113
Cash and cash equivalents
188 40 249 - 477
Restricted cash 26 - 11 - 37
Receivables and other current assets 1,335 2,596 4,663 (6,995) 1,599
Trade and other receivables and deferred taxation assets 284 9 190 (3) 480
Inter-group balances 784 2,587 3,621 (6,992) -
Derivatives 182 - 334 - 516
Inventories 70 - 453 - 523
Materials on the leach pad
- - 49 - 49
Assets held for sale
15 - 16 - 31
Property, plant and equipment, net
1,953 - 3,574 - 5,527
Acquired properties, net
258 - 1,022 - 1,280
Goodwill and other intangibles, net
- 247 611 (267) 591
Other long-term inventory
- - 84 - 84
Materials on the leach pad
- - 190 - 190
Other long-term assets and deferred taxation assets
2,263 745 516 (2,928) 596
Total assets
6,023 3,628 10,920 (10,190) 10,381
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
2,277 64 8,422 (6,968) 3,795
Accounts payable and other current liabilities 200 - 438 (4) 634
Inter-group balances 815 53 6,096 (6,964) -
Derivatives 978 - 1,804 - 2,782
Short-term debt 304 9 6 - 319
Tax (21) 2 78 - 59
Liabilities held for sale 1 - - - 1
Other non-current liabilities
134 - 106 (94) 146
Long-term debt
36 1,306 222 - 1,564
Derivatives
90 - 207 - 297
Deferred taxation liabilities
627 - 702 16 1,345
Provision for environmental rehabilitation
140 - 254 - 394
Other accrued liabilities
- - 45 - 45
Provision for pension and other post-retirement medical benefits
167 - 13 - 180
Minority interest
- - 62 1 63
Commitments and contingencies
- - - - -
Stockholders’ equity
2,552 2,258 887 (3,145) 2,552
Stock issued 10 3,625 901 (4,526) 10
Additional paid in capital 5,607 89 332 (421) 5,607
Accumulated (deficit)/profit (2,440) (1,456) (1,511) 2,967 (2,440)
Accumulated other comprehensive income (625) - 1,165 (1,165) (625)
Total liabilities and stockholders’ equity
6,023 3,628 10,920 (10,190) 10,381
ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 …continued
 Prepared in accordance with US GAAP
Note R. Supplemental condensed consolidating financial information (continued)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 …continued
 Prepared in accordance with US GAAP
Note R. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flows
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
(unaudited)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Net cash (used) in/provided by operating activities
(918)
(735)
1,555
(50)
(148)
Net (loss)/income – applicable to common stockholders
(175)
(843)
(191)
1,034
(175)
Reconciled to net cash (used) in/provided by operations:
(Profit)/loss on sale of assets , realization of loans, indirect taxes and other
(40)
557
(67)
(513)
(63)
Depreciation, depletion and amortization
190
-
265
-
455
Impairment of assets
-
-
1
-
1
Deferred taxation
7
-
14
-
21
Other non cash items
136
(255)
586
(571)
(104)
Net (decrease)/increase in provision for environmental rehabilitation and pension and other post-retirement medical benefits
(7)
-
9
-
2
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables
(967)
(193)
1,160
-
-
Receivables
(21)
2
(34)
-
(53)
Inventories
(3)
-
(131)
-
(134)
Accounts payable and other current liabilities
(37)
(3)
(57)
-
(97)
Net cash (used) in/provided by continuing operations
(917)
(735)
1,555
(50)
(147)
Net cash used in discontinued operations
(1)
-
-
-
(1)
Net cash used in investing activities
(461)
(1)
(801)
-
(1,263)
Acquisition of assets
-
-
-
-
-
Decrease/(increase) in non-current investments
50
(1)
(73)
-
(24)
Additions to property, plant and equipment
(259)
-
(636)
-
(895)
Proceeds on sale of mining assets
1
-
35
-
36
Proceeds on sale of discontinued assets
10
-
-
-
10
Proceeds on sale of investments
-
-
68
-
68
Dividends from investments
-
-
-
-
-
Cash effects from hedge restructuring
(263)
-
(176)
-
(439)
Change in restricted cash
-
-
(19)
-
(19)
Net cash generated/(used) by financing activities
1,390
884
(813)
50
1,511
Net repayments of short-term debt
(260)
(306)
(31)
-
(597)
Issuance of stock
1,722
1,032
(1,032)
-
1,722
Share issue expenses
(52)
-
-
-
(52)
Net proceeds of long-term debt
-
90
614
-
704
Cash effects from hedge restructuring
15
-
(223)
-
(208)
Dividends (paid)/received
(35)
68
(141)
50
(58)
Net increase/(decrease) in cash and cash equivalents
11
148
(59)
-
100
Effect of exchange rate changes on cash
(4)
-
(18)
-
(22)
Cash and cash equivalents – January 1,
188
40
249
-
477
Cash and cash equivalents – September 30,
195
188
172
-
555

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 …continued
 Prepared in accordance with US GAAP
Note R. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flows
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(unaudited)
(In million US dollars, except share information)
AngloGold Ashanti
(the “Guarantor”)
IOMco
(the “Issuer”)
Other subsidiaries
(the “Non-Guarantor
Subsidiaries”)
Cons
adjustments
Total
Net cash provided by/(used) in operating activities
278
(193)
391
(5)
471
Net (loss)/income – applicable to common stockholders
(254)
(120)
(301)
421
(254)
Reconciled to net cash provided by/(used) in operations :
(Profit)/loss on sale of assets , realization of loans, indirect taxes and other
(10)
22
(12)
(21)
(21)
Depreciation, depletion and amortization
195
-
264
-
495
Impairment of assets
-
-
-
-
-
Deferred taxation
(7)
-
(33)
-
(40)
Other non cash items
204
71
540
(405)
410
Net increase in provision for environmental rehabilitation and pension and other post-retirement medical benefits
5
-
11
-
16
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables
98
(164)
66
-
-
Receivables
(16)
(1)
(29)
-
(46)
Inventories
(2)
-
(161)
-
(163)
Accounts payable and other current liabilities
68
(1)
46
-
113
Net cash provided by/(used) in continuing operations
281
(193)
391
(5)
474
Net cash used in discontinued operations
(3)
-
-
-
(3)
Net cash used in investing activities
(204)
-
(481)
-
(685)
Acquisition of assets
-
-
(40)
-
(40)
Increase in non-current investments
-
-
(2)
-
(2)
Additions to property, plant and equipment
(240)
-
(445)
-
(685)
Proceeds on sale of mining assets
12
-
12
-
24
Proceeds of sale of discontinued assets
1
-
-
-
1
Proceeds on sale of investments
-
-
19
-
19
Dividends from investments
2
-
-
-
2
Cash effects from hedge restructuring
21
-
5
-
26
Change in restricted cash
-
-
(30)
-
(30)
Net cash (used)/generated by financing activities
(24)
230
(2)
5
209
Net repayments of short-term debt
-
-
(65)
-
(65)
Issuance of stock
22
68
(68)
-
22
Share issue expenses
(1)
-
-
-
(1)
Net proceeds of long-term debt
-
135
105
-
240
Cash effects from hedge restructuring
36
-
118
-
154
Dividends (paid)/received
(81)
27
(92)
5
(141)
Net increase/(decrease) in cash and cash equivalents
50
37
(92)
-
(5)
Effect of exchange rate changes on cash
5
-
7
-
12
Cash and cash equivalents – January 1,
180
32
259
-
471
Cash and cash equivalents – September 30,
235
69
174
-
478

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE NINE MONTHS
ENDED SEPTEMBER 30, 2008 PREPARED IN ACCORDANCE WITH US GAAP
In the following discussion references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the European Union, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL is to the lawful currency of Brazil, reference to C$ is to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.
Introduction
Operating results
AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. A portion of its revenue is derived from sales of silver, uranium oxide and sulfuric acid. AngloGold
Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and are also affected by numerous factors beyond its control, including industrial and jewellery demand, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales or de-hedging activities by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions.
As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in AngloGold Ashanti’s current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below AngloGold Ashanti’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations nor to continue the development of some or all of its projects.
The Company advises that earnings for the fourth quarter of 2008 are expected to be significantly distorted by, amongst others, annual accounting adjustments such as rehabilitation, inventory and current and deferred tax provisions. In addition, in line with its accounting policies, AngloGold Ashanti will be testing the carrying values of its mining assets and goodwill for any impairment, should such indicators exist as of December 31, 2008.
Impact of exchange rate fluctuations
During the first nine months of 2008 the rand weakened against the US dollar (based on the exchange rates of R6.81 and R8.27 per US dollar on January 1, 2008 and September 30, 2008, respectively).
The value of the rand lost 8 percent against the US dollar when comparing the average exchange rates of the rand against the US dollar of R7.69 and R7.12 during the first nine months of 2008 and
2007, respectively.
The weaker rand against the US dollar, which positively impacted on the profitability of AngloGold
Ashanti, was offset by an increase in the Australian dollar which strengthened by 10 percent against the US dollar based on the average exchange rates of A$1.10 and A$1.22 per US dollar during the first nine months of 2008 and 2007, respectively. The strengthening of the local currency in Brazil by
16 percent against the US dollar based on the average exchange rates of BRL1. 69 and BRL2.00 per
US dollar during the first nine months of 2008 and 2007, respectively, further negatively impacted on
AngloGold Ashanti’s profitability.
Acquisitions and dispositions
The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend to identify value-adding business combination and acquisition opportunities.

AngloGold Ashanti completed the acquisition of the minority interests of 15 percent in the Iduapriem and Teberebie mine previously held by the Government of Ghana and the International Finance
Corporation effective September 1, 2007. The Company finalized the purchase price allocation of fixed assets during the third quarter of 2008. The final purchase price allocation of $25 million did not vary from the preliminary allocation.
During the quarter ended March 31, 2008, AngloGold Ashanti disposed of certain assets, the most significant of which was the disposal of royalty and production related interests of El Chanate and
Marigold projects in North America to Royal Gold Inc. for a profit of $14 million before taxation.
During the quarter ended June 30, 2008, AngloGold Ashanti sold certain exploration interests in
Colombia to B2Gold Corporation and disposed of its 50 percent equity interest held in Nufcor
International Limited to Constellation Energy Commodities Group for a total profit of $35 million before taxation.
On July 1, 2008, the Company obtained effective control of Golden Cycle Gold Corporation, or GCGC,
As a result of the transaction, the Company has issued 3,181,198 ordinary shares (total value
$118 million) to the former shareholders and option holders of GCGC and has completed the purchase price allocation of fixed assets during the third quarter of 2008. The transaction was accounted for as a purchase business combination whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $18 million being recorded, relating mainly to the premium paid to obtain the remaining interest in the Cripple Creek & Victor joint venture.
Rights issue and reduction in derivatives position
On May 6, 2008, the Company announced that it intended to proceed with an approximate one-for-
four renounceable rights offer, which would result in the Company issuing 69.4 million ordinary shares at a minimum subscription price of ZAR172 per share, raising approximate gross proceeds of
ZAR11.9 billion (US$1.6 billion based on the exchange rate of ZAR7.56/US$1 on May 5, 2008).
Following appreciation in the Company’s share price, on May 23, 2008, the Company revised the minimum subscription price upwards to ZAR194 per share resulting in gross proceeds of
ZAR13.5 billion (US$1.77 billion based on an exchange rate of ZAR7.63/US$1 on May 20, 2008). The rights offer was successful and closed on July 4, 2008, with initial subscription shares being issued on
July 7, 2008 and oversubscription shares being issued on July 11, 2008.
As a result, issued share capital and additional paid in capital increased to $12 million and
$7,429 million, respectively, as at September 30, 2008 from $10 million and $5,607 million, respectively, as at December 31, 2007.
The principal purpose of the rights offer was to provide additional financial resources to improve the
Company’s financial flexibility. In particular, the net proceeds allow AngloGold Ashanti to significantly restructure and reduce the Company’s gold derivatives position, which has adversely affected financial performance in recent years, while also being able to continue to fund the Company’s principal development projects and exploration growth initiatives.
In addition to delivering gold to fulfill the terms of derivatives contracts that mature during 2008, the
Company announced that it intended to further reduce its gold derivatives position during 2008 by the early cash settlement of a portion of its non-hedge derivative contracts (which have been fair valued in the Company’s financial statements, with changes in such fair value recorded in the income statement) that were maturing in years 2008 through 2010. On May 6, 2008, the Company announced that if the reduction in the Company’s derivatives position was implemented as it anticipated, although the received gold price for 2008 will be adversely impacted given the early cash settlement of certain non-hedge derivatives with low contracted sales prices, the derivatives position as at December 31, 2008 will be reduced to approximately 6.25 million committed ounces
(December 31, 2007: 11.28 million committed ounces).

On July 14, 2008, the Company announced that it had made substantial progress in the reduction of its derivatives position, which will allow the Company to benefit from improved participation in the spot gold price earlier than anticipated. The Company capitalized on a weaker gold market during the second quarter in executing a combination of delivery into and early cash settlement of a portion of its non-hedge derivative contracts. Committed ounces was reduced to 6.88 million ounces as at
July 1, 2008, therefore the Company will have a greater participation in the spot gold price going forward.
During the quarter ended September 30, 2008, the Company further capitalized on lower spot gold prices and accelerated the settlement of normal purchase, normal sale exempt contracts due to mature in the fourth quarter of 2008 by physical delivery and the cash settlement of non-hedge derivatives, totaling 263,000 ounces due to mature in future periods. Total hedge commitments reduced from 6.88 million ounces as at July 1, 2008 to 6.30 million ounces at the end of
September 2008. As at September 30, 2008, total estimated hedge commitments is expected to be around 6.0 million ounces at year-end. Overall, total hedge commitments have been reduced by
4.98 million ounces since the beginning of year and the hedge delta has reduced from 6.54 million ounces at the end of June 2008 to 5.79 million ounces at the end of September 2008. The accelerated delivery will provide increased exposure to spot prices in the fourth quarter.
Gold market for the quarter ended September 30, 2008
Global financial markets have, since the September 2008 quarter end, experienced unprecedented volatility and a flight to cash by investors across the board. The nature of the crisis and the extent of the associated deleveraging have meant that, while there has been some incremental buying of gold as a “safe haven” asset, there has also been significant selling down, particularly on the Comex and other exchanges.
Exchange Traded Funds (ETFs) have been less affected despite some selling, most notably in the period from October 17 to October 23, 2008, when the US-traded SPDR ETF saw 9.8 tonnes of redemptions, of which 8.58 tonnes took place within a twenty-four-hour period on October 22 and
October 23, 2008. These redemptions however represented only just over 1 percent of the total volume of gold held in the fund, which stood at a record 770.64 tonnes on October 13, 2008.
The events post quarter followed an already volatile three months for gold prices, which saw a trading range of over $250 per ounce, as the mood of the global financial markets swung from concerns about inflation to warnings of deflation and recession. During the third quarter the gold price traded from a high of $988 per ounce to a low of $736 per ounce.
While gold traded to a high of $988 per ounce by mid-July on fears of surging inflation and predictions that the oil price could reach $200 per barrel, subsequent fears of a slowdown in global growth, particularly in the European Community, coupled with a slowing of growth in China, led to a sharp sell-
off in the base metals complex. This also led to a strengthening of the US dollar as many of the commodity index trades were unwound. This reversal in the fortunes of the US dollar weighed significantly on the gold price, which then traded to an 11 month low of $736 per ounce.
The new-found strength and confidence in the US dollar was, however, short -lived as sub-prime mortgage fears re-emerged. The news in early September 2008 that two government -sponsored enterprises, Fannie Mae and Freddie Mac, were technically insolvent, the issuing by the US Treasury of financial guarantees to those institutions and the prolonged period of uncertainty which followed these events, caused investors to unwind positions in all markets and return to cash. The gold market was not immune to this and there was a significant liquidation of positions from ETF holdings.
Despite the eventual approval by the US legislature of the Troubled Assets Relief Program, the uncertainty and lack of confidence within financial markets remains and problems in financial markets are proving to be global. This has raised real fears that the global economy will slide into deflation and ultimately recession.
The average spot price for the quarter was $869 per ounce, some 3 percent lower than the previous quarter’s average.

Investment market
ETF holdings continued to grow during July 2008, peaking at 33 million ounces. However, the strengthening of the US dollar eventually forced the withdrawal of some of these investors and
3 million ounces of investments were redeemed through to August 2008. Post quarter end, this liquidation had all been recovered and holdings of gold ETF’s had reached an all time high of
35 million ounces.
Though still in their infancy, the newly-launched ETF funds in India performed well and continued to attract investment from retail investors.
Producer hedging
During the quarter under review there was no new producer hedging. Similarly, there were no reports of any significant producer de-hedging through accelerated buybacks.
AngloGold Ashanti continued its program of de -hedging by accelerating the settlement and delivery into 263,000 ounces of hedge contracts from periods beyond the current quarter.
Physical demand
In the volatile market situation of the third quarter of 2008, the focus in the gold market was primarily on the investment sector. This was reflected in the physical market, where coin sales in particular showed strong growth during the period and jewellery demand presented a more mixed picture.
Jewellery sector
The period of relatively stable and low prices during the first two months of the third quarter of 2008 brought some recovery in demand in the largest gold jewellery market, India, particularly when viewed against the backdrop of poor consumption in the first half of the year. The recovery in demand experienced during this period would have been stronger, had it not been for the depreciation of the rupee against the US dollar, which negated some of the impact of the gold price correction.
Overall during the third quarter the Indian market is likely to show a year-on-year increase of approximately 22 to 24 percent over the same quarter in 2007.
The increasing volatility in the price evident from the last week of August 2008 onwards, with daily price fluctuations of between $15 per ounce and $20 per ounce, fostered a more cautious approach to the metal by Indian consumers and a slowing of consumption.
Post quarter end, increased turmoil in global financial markets is having a mixed impact on the market.
Indian buying during the main festive season, which has already stretched from Ganesh in early
September, through to Navratri in early October and traditionally extends to Diwali in late October, may dampen as growth in India slows, due to the tightening of money supply in response to higher inflation and global economic turmoil. Consumer confidence has also been eroded by global economic conditions, weaker stock markets and the frequency of terrorist attacks, including in the major cities of Bangalore, Mumbai and New Delhi.
Demand in the other major emerging markets of China and the Middle East was remarkably stable.
In China, the investment sector showed significant increases in demand, while the jewellery sector was relatively static. The Olympic Games generally had a negative impact on retail spending, as
Chinese consumers tended to stay at home during the Games.
The fundamentals for investment in gold, which in China also takes the form of jewellery, are however good, with stock markets experiencing significant difficulties. Bank savings registered a sharp increase, for the first time in recent years and gold was likely to benefit from a mood favoring safe haven investments.

Demand in the Middle East was healthy although the main festival of Eid at the end of Ramadan coincided with a period of more volatile prices. Local demand started to return to the market in
Turkey, while tourist and export demand from both Turkey and the Gulf States remained low. Gold imports to the Turkish market increased overall by some 35 percent during the third quarter of 2008.
In the US market, now the third largest globally after India and China, gold consumption experienced a decline in retail channels during the quarter, as disposable incomes were eroded by fuel price increases and increasingly difficult economic circumstances. With the events which unfolded post quarter end, retailers have become even m ore cautious in restocking for the festive period, traditionally the highest period of demand in the US market and a double digit decline in consumption for the period is anticipated unless there is a significant shift in fundamentals.
Official Sector Sales
The end of September 2008 brought to an end the fourth year of the second Central Bank Gold
Agreement (CBGA). Sales for the period fell far short of the quota allocated, at a total of 343 tonnes against a 500 tonne quota. These sales took place in a manner that was neutral to the market.
The current CBGA is now entering its fifth and final year. At this time it seems likely that the CBGA will be renewed, and that any gold sales by the International Monetary Fund (IMF) will also take place within the framework of the Agreement. The process of finalizing IMF gold sales is however a lengthy one and it seems unlikely that actual sales will occur before early 2010, although this is yet to be confirmed.
Currencies
The rand averaged R7.77/US$ for the third quarter, marginally weaker as compared with the average of the previous quarter. Despite some unprecedented political events domestically, the rand maintained its value against the US dollar during the third quarter and managed a modest appreciation
(4 percent) against the Euro.
Subsequent to the quarter end, the rand has sold off, as have many of the emerging market currencies, as further evidence of de-leveraging by investors. Devaluation against the US dollar has been significant, with the rand losing some 30 percent against the US dollar since quarter end, closing at levels of around R11/US$ towards the end of October 2008.
The Australian dollar averaged A$/US$0.89 for the quarter, however post the quarter end, the
Australian dollar has experienced a severe sell off, depreciating some 34 percent from its highs of
A$/US$0.9849 earlier in the year, to levels of A$/US$0.65.
Similarly, the Brazilian Real has suffered an exodus of investment, falling to a low of BRL2.37/US$, a level last seen in the second quarter of 2006.
Operating review for the nine months ended September 30, 2008
Presented in the table below is selected operating data for AngloGold Ashanti for the nine months ended September 30, 2008 and 2007. The operating data gives effect to acquisitions and dispositions as of the effective date of such acquisitions and dispositions:
Operating data for AngloGold Ashanti
Nine months ended September 30,
2008
2007
Total gold production (000 oz)
(1)
3,714
4,109
Capital expenditure ($ million)
899
720
Consolidated entities
895
715
Equity accounted joint ventures
(2)
4
5
(1)
Including equity accounted joint ventures.
(2)
Attributable portion.

Gold production
For the nine months ended September 30, 2008, AngloGold Ashanti’s total gold production decreased by approximately 395,000 ounces, or about 10 percent, to 3.71 million ounces from 4.11 million ounces produced in the same period in 2007. In South Africa, gold production decreased from
1,766,000 ounces produced in the nine months to September 30, 2007, to 1,579,000 ounces produced in the same period in 2008. The decrease is mainly due to volumes being affected by power shortages and stricter safety related controls at most of the South African mines. Gold production in
Argentina, Australia, Mali and Tanzania decreased from 152,000 ounces, 450,000 ounces, 327,000 ounces and
269,000 ounces, respectively, produced in the nine months to September 30, 2007, to 98,000 ounces,
348,000 ounces, 296,000 ounces and 212,000 ounces produced, respectively, in the same period in 2008.
This was mainly due to the high level of clay contained in material used to feed the plant at Cerro
Vanguardia (in Argentina) in the current year which negatively impacted on recoveries and throughput;
lower grades following the completion of mining in the high grade zone at Sunrise Dam (in Australia); lower volumes in line with life of mine plans as well as lower grades as mining of higher grades at the bottom of the main pit was completed in 2007 at Yatela (in Mali). In Tanzania, gold production was lower compared to 2007 due to ongoing problems in the crusher section, mill relining and breakdowns of the stockpile convey or system as well as lower recovered grades (at Geita).

The decrease in gold produced over 200 7 at most mines was partially offset by an increase in gold production in Guinea from 198,000 ounces produced in the nine months to September 30, 2007, to
251,000 ounces produced 2008, as a result of an improved recovered grade due to mining in higher grade pits.

In the quarter ended September 30, 2008, AngloGold Ashanti’s total gold production increased by
12,000 ounces to 1.27 million ounces, or 1 percent from 1.25 million ounces produced during the quarter ended June 30, 2008 reflecting improved production primarily from Argentina and Ghana. In
Argentina (at Cerro Vanguardia) after two quarters of lower gold production, production increased by
59 percent following higher feed grades and remedial action taken to rectify plant constraints. In
Ghana, Obuasi increased production by 16 percent following improved delivered grades and higher throughput resulting from increased plant availability.

                Capital expenditures

Total capital expenditure of $899 million was recorded during the nine months ended
September 30, 2008 compared to $720 million in the same period in 2007. This represented a
$179 million, or 25 percent, increase from 2007. In Australia, capital expenditure increased from
$186 million recorded in the nine months ended September 30, 2007 to $334 million in the same period in 2008 mainly as a result of the expansion at Boddington mine. Expenditure in Tanzania increased from $15 million recorded in the nine months ended September 30, 2007 to $43 million in the same period in 2008 mainly due to the purchase of heavy mining equipment. Capital expenditure recorded in the nine months ended September 30, 2007 included $30 million relating to the fifteen-
year secured capital leases for the corporate office.

Comparison of financial performance on a segment basis for the nine months ended
September 30, 2008 and 2007
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s Chief Operating
Decision Maker in evaluating operating performance of, and making resource allocation decisions among, operations.
Revenues
Nine months ended September 30,
2008
(1)
2007
US dollar,
millions
Percentage
US dollar,
millions
Percentage
Category of activity
Product sales
2,787
2,259
Interest, dividends and other
61
31
Total revenues
2,848
2,290
Geographical area data
South Africa
675
24%
1,110
49%
Argentina
62
2%
104
5%
Australia
157
6%
272
12%
Brazil
189
7%
229
10%
Ghana
197
7%
272
12%
Guinea
180
6%
149
7%
Mali
109
4%
201
9%
Namibia
27
1%
39
1%
USA
70
2%
117
5%
Tanzania
80
3%
173
7%
Other, including Corporate and Non-gold producing
subsidiaries
2
-
6
-
1,748
62%
2,672
117%
Less: Equity method investments included above
(109)
(4%)
(201)
(9%)
Plus/less: Loss/(gain) on realized non-hedge derivatives
included above
1,209
42%
(181)
(8%)
Total revenues
2,848
100%
2,290
100%
(1)
Includes the effects of accelerated settlement of non -hedge derivatives during the nine months ended September 30, 2008.
Assets
At September 30, 2008
At December 31, 2007
US dollar,
millions
Percentage
US dollar,
millions
Percentage
Geographical area data
Total segment assets
South Africa
2,923
28%
3,337
32%
Argentina
238
2%
236
2%
Australia
1,354
13%
1,183
11%
Brazil
692
7%
674
6%
Ghana
2,202
21%
2,155
21%
Guinea
361
3%
371
4%
Mali
293
(1)
3%
291
(1)
3%
Namibia
69
1%
76
1%
USA
672
6%
528
5%
Tanzania
1,353
13%
1,343
13%
Other, including Corporate, Assets held for sale and
Non-gold producing subsidiaries
323
3%
187
2%
Total segment assets
10,480
100%
10,381
100%
(1)
Investment held.

Comparison of financial performance for the nine months ended
September 30, 2008 and 2007
Revenues
Revenues from product sales and other income increased from $2,290 million in the first nine months of 2007 to $2,848 million in the same period of 2008, representing a 24 percent increase over the period. This was due to the increase in the gold price in the first nine months of 2008 as the average spot price of gold was $897 per ounce during the nine months ended September 30, 2008,
$231 per ounce, or 35 percent, higher than $666 per ounce, the average spot price of gold in the first nine months of 2007. The majority of product sales consisted of US dollar-denominated gold sales.
Price received (product sales including realized non-hedge derivatives) was however negatively impacted as a result of the inclusion of the effects of accelerated settlement of non -hedge derivatives of $1,089 million during the nine months ended September 30, 2008.
Production costs
During the nine months ended September 30, 2008, AngloGold Ashanti incurred production costs of
$1,579 million representing an increase of $242 million, or 18 percent, from $1,337 million recorded for the same period of 2007.
Production costs in AngloGold Ashanti’s operations in Australia, Tanzania, Argentina, Ghana and
Guinea increased from $110 million, $141 million, $36 million, $187 million and $92 million, respectively, in the first nine months of 2007 to $195 million, $181 million, $75 million, $232 million and
$113 million, respectively, for the same period of 2008 mainly as a result of an increase in operational costs including: labor; fuel; power; reagents; consumables and contract labor costs as well as the strengthening of local currencies relative to the US dollar.
Production costs in AngloGold Ashanti’s South Africa operations decreased by $4 million to
$584 million in the first nine months of 2008 from $588 million for the same period of 2007 mainly as a result of the weakening of the South African rand relative to the US dollar being offset by higher costs.
Exploration costs
Exploration costs increased from $83 million in the nine months ended Septembe r 30, 2007 to
$96 million in the same period in 2008 mainly due to increased exploration activities in Australia, regional and target generation activities in Colombia and continued drilling in the Mongbwalu region of the Democratic Republic of the Congo.
Royalties
Royalties paid by AngloGold Ashanti increased from $51 million in the nine months ended
September 30, 2007, to $62 million paid in the same period in 2008, mainly due to the higher gold price. Royalties are mostly calculated based on a percentage of revenues and are payable primarily to local governments.
Depreciation, depletion and amortization
Depreciation, depletion and amortization expense decreased by $4 million to $455 million in the nine months ended September 30, 2008 when compared to $459 million recorded in the same period in 2007.

Impairment of assets
During the nine months ended September 30, 2008 the Company recorded an impairment of
$1 million relating to the impairment and write-off of vehicles at Geita (in Tanzania).
Interest expense
Interest expense increased by $2 million from $56 million recorded in the nine months ended
September 30, 2007 to $58 million in the nine months ended September 30, 2008 mainly due to an increase in bank borrowings.
Accretion expense
Accretion expense of $18 million was recorded in the nine months ended September 30, 2008 compared with $13 million in the nine months ended September 30, 2007. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.
Employment severance costs
Employment severance costs increased to $7 million during the nine months ended
September 30, 2008 from $6 million in the same period in 2007. Employment seve rance costs recorded for the nine months ended September 30, 2008 relates to retrenchments in the South African region reflecting mainly rationalization of operations at Great Noligwa, Kopanang and TauTona.
Profit on sale of assets, realization of loans, indirect taxes and other
In the nine months ended September 30, 2008, the Company recorded a profit of $63 million (before taxation of $3 million) relating mainly to the disposal of certain exploration interests in Colombia to
B2Gold Corporation, the disposal of the Company’s 50 percent equity interest held in Nufcor
International Limited to Constellation Energy Commodities Group, royalty and production related interests of the El Chanate and Marigold projects in North America sold to Royal Gold Inc., the disposal of minor assets in South Africa and South America, the recovery of exploration costs written off and a reassessment of indirect taxes in Guinea, offset by the write-off of costs relating to the issue of rights granted to E ordinary shareholders in terms of the rights offer that was completed in early
July 2008. The profit of $24 million (before taxation of $1 million) recorded in the nine months ended
September 30, 2007 mainly related to the disposal of minor assets in South Africa and South America, the recovery of exploration costs written off, a profit on the sale of Central African Gold Plc (CAG)
shares arising from the sale of Bibiani (concluded in December 2006) and a reassessment of indirect taxes in Brazil.
Non-hedge derivative loss
A loss on non -hedge derivatives of $483 million was recorded in the nine months ended
September 30, 2008 compared to a loss of $343 million in the same period of 2007 relating to the use of non-hedging instruments, which represent derivatives not designated in formal hedge accounting relationships. As such, the change in fair value of such derivatives is recorded each period in the income statement. The loss recorded in the nine months ended September 30, 2008 primarily relates to the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and greater volatilities compared to the same period in 2007. In addition, the Company recognized a loss of $159 million (2007: $nil million) during the nine months ended September 30, 2008 on forward gold contracts previously qualifying for the normal purchase, normal sale exception (which permits the Company to not record such amounts in its financial statements until the maturity date of the contract) under which the Company had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. However, due to the inability of a single counterparty to accept the physical delivery of gold for the forward contracts expiring in April through June 2008, the Company cash settled such contracts during the period.

Accordingly, the remaining contracts with this counterparty scheduled to mature in later periods have been determined to not meet all of the requirements necessary for them to continue to qualify for the normal purchase, normal sales exception in future periods and are being accounted for as non-hedge derivatives at fair value on the balance sheet as of June 30, 2008, with changes in fair value reflected in the income statement. Following this, during the third quarter, the Company cash settled contracts now designated as non-hedge derivative contracts, with the same counterparty, maturing in July 2008 through August 2009.
Other operating items
Other operating items, consisting of provision for loss on future deliveries of other commodities, unrealized loss/gain on other commodity physical borrowings and loss realized on settlement of uranium contracts amounted to an expense of $24 million in the nine months ended
September 30, 2008 compared to an expense of $8 million in the same period in 2007, mainly due to the early termination of certain uranium contracts.
Taxation expense
A net taxation expense of $91 million was recorded in the nine months ended September 30, 2008 compared to $106 million in the same period in 2007. Net taxation expense for the nine months ended
September 30, 2008 was 325 percent of income before tax compared to 75 percent for the same period in 2007 mainly as a result of the tax ineffectiveness of non-hedge derivative losses. Charges for deferred tax in the nine months ended September 30, 2008 amounted to a net tax expense of
$21 million compared to a net tax benefit of $40 million in the same period in 2007. The nine months ended September 30, 2008 included deferred tax charges of $102 million on unrealized non-hedge derivatives, compared to deferred tax credits of $50 million in the same period in 2007. Charges for deferred tax in the nine months ended September 30, 2008 include tax credits of $14 million as a result of an enacted change in the statutory tax rate (in South Africa), while a tax expense of
$30 million was recorded in the nine months ended September 30, 2007 as a result of a change to the estimated deferred tax rate (in South Africa). Charges for current tax in the nine months ended
September 30, 2008 amounted to $70 million compared to $146 million in the same period in 2007.
Minority interest
Minority interest expense increased from $22 million in the nine months ended September 30, 2007 to
$35 million in the nine months ended September 30, 2008, mainly as a result of higher earnings at
Serra Grande and Siguiri, partially offset by decreased earnings at Cerro Vanguardia due to lower production.
Equity loss/ income in affiliates
Equity income in affiliates decreased to a loss of $101 million in the nine months ended
September 30, 2008 compared to income of $20 million in the nine months ended
September 30, 2007, mainly due to a decrease in earnings from operations in Mali resulting from lower revenues and production.
Discontinued operations
A profit of $24 million was recorded in the nine months ended September 30, 2008 due to the closure of the Ergo operations (at the end of March 2005) and subsequent sale of the remaining moveable and immovable assets of Ergo (in the quarter ended June 30, 2008) as described by note G
“Discontinued operations” to the condensed consolidated financial statements.

Liquidity and capital resources
Net cash used in operating activities was $148 million in the nine months ended September 30, 2008,
$619 million lower than net cash provided of $471 million for the comparable period in 2007. Net cash outflow from operating working capital items amounted t o $284 million in the nine months ended
September 30, 2008 compared to an outflow of $96 million in the same period in 2007.
Investing activities in the nine months ended September 30, 2008 resulted in a net cash outflow of
$1,263 million compared with an outflow of $685 million in the nine months ended
September 30, 2007. Additions to property, plant and equipment, which included capital expenditure of
$895 million compared to $685 million in the same period in 2007, were recorded in the first nine months of 2008 for major capital projects including Boddington (in Australia). Cash outflows resulting from the restructuring of the hedge book amounted to $439 million during the nine months ended
September 30, 2008.
Net cash generated by financing activities in the nine months ended September 30, 2008 amounted to an inflow of $1,511 million, which is an increase of $1,302 million from an inflow of $209 million in the nine months ended September 30, 2007, and included cash inflows from proceeds from loans of
$704 million (which included $639 million and $60 million, respectively, under the $1,150 million unsecured syndicated loan facility and loans raised in South America). Proceeds from stock issued
(reflecting mainly the completed rights offer) in the nine months ended September 30, 2008 amounted to $1,722 million. Cash outflows during the nine months ended September 30, 2008 included: the capital repayment of the Rand denominated corporate bond (due August 2008) of $260 million on
August 28, 2008; a repayment of $306 million under the $1,150 million unsecured syndicated loan facility and $22 million repaid on loans in South America. Cash outflows resulting from the restructuring of the hedge book amounted to $208 million during the nine months ended
September 30, 2008. The Company made dividend payments of $58 million (13 US cents per ordinary share) in the nine months ended September 30, 2008 compared with dividends of $141 million
(45 US cents per ordinary share) paid in the same period in 2007.
As a result of the items discussed above, at September 30, 2008, AngloGold Ashanti had $555 million of cash and cash equivalents compared with $477 million at December 31, 2007, an increase of
$78 million. At September 30, 2008, the Company had a total of $466 million available but undrawn under its credit facilities.
AngloGold Ashanti is currently involved in a number of capital projects. As of September 30, 2008,
$277 million of AngloGold Ashanti’s future capital expenditure had been contracted for and another approximately $706 million had been authorized but not yet contracted for, as described in note N “Commitments and contingencies” to the condensed consolidated financial statements.
To service the above capital commitments and other operational requirements the Company is dependant upon existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the Company’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities matures in the near future, the Company believes that these facilities can be refinanced.
During the next twelve months, approximately $1,049 million of AngloGold Ashanti’s debt is scheduled to mature consisting mainly of the 2.375 percent convertible bond (due February 2009) of
$1,002 million, as of September 30, 2008.

AngloGold Ashanti intends to finance capital expenditure projects and the repayment of debt scheduled to mature in 2008 from cash on hand, cash flow from operations, existing credit facilities and, potentially, additional credit facilities or debt instruments. It was AngloGold Ashanti's intention to refinance the $1.0 billion convertible bond with the proceeds of a new equity linked instrument.
However, global capital market conditions have been, and continue to be, disrupted and volatile and in recent months the volatility and lack of liquidity in global capital markets reached unprecedented levels. In light of these recent market conditions, AngloGold Ashanti is actively exploring a broader range of refinancing options, including further debt financing and additional asset sales, as well as reviewing discretionary capital expenditures. On November 20, 2008, AngloGold Ashanti Holdings
plc, a wholly-owned subsidiary of AngloGold Ashanti Limited, entered into a US$1 billion term loan facility (the "Term Facility") agreement to refinance the $1.0 billion convertible bond. The Term Facility is available to be drawn during February 2009. The Term Facility is for an initial one year period from the date of the first drawdown in February 2009 and is extendible, if required, at the option of
AngloGold Ashanti Holdings plc until November 30, 2010. The amounts drawn under the Term
Facility will bear an interest margin over the lenders’ capped cost of funds of 4.25 percent for the first six months after the first drawdown and 5.25 percent thereafter. Interest is payable quarterly.
AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia
Limited have each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc under the Term Facility. The Term Facility will provide management with additional time to secure a longer term, cost effective refinancing of the $1.0 billion convertible bond, including the possible sales of significant assets that AngloGold Ashanti regard as non-strategic. AngloGold Ashanti’s interest expense will increase substantially as a result of the higher interest rates and fees associated with the
Term Facility.
Critical accounting policies
The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. For a full discussion of the Company’s critical accounting policies, please see “Item 5: Operating and financial review and prospects – Critical accounting policies” in the
Company’s Annual Report on Form 20 -F for the year ended December 31, 2007 which was filed with the United States Securities and Exchange Commission (SEC) on May 19, 2008.
Recently adopted pronouncements
Fair value measurements
The Company adopted FASB Statement No. 157, “Fair Value Measurements” (“SFAS157”) for
financial assets and financial liabilities on January 1, 2008.
SFAS157 provides enhanced guidance for using fair value to measure assets and liabilities. Under
SFAS157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. The adoption of
SFAS157 did not have a material impact on the Company’s financial statements.
In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective date of FASB
Statement No. 157” (“the FSP”). The FSP provides a one year deferral until January 1, 2009 for the implementation of SFAS157 for certain non -financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair Value of
a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP FAS 157-3
clarifies the application of FAS 157 in determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 is effective as of the issuance date and has not affected the valuation of the Company’s financial assets.
Refer to note Q “Fair value measurements” to the condensed consolidated financial statements for additional information.
Fair value option for financial assets and liabilities
In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial
Assets and Financial Liabilities” (“SFAS159”). SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS159 were adopted January 1, 2008. The Company did not elect the Fair Value Option for any of its financial assets or liabilities, and therefore, the adoption of
SFAS159 had no impact on the Company’s financial statements.
Employers’ accounting for defined benefit pension and other post-retirement plans
In September 2006, the FASB issued FASB Statement No. 158, “Employers’ Accounting for Defined
Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS158”). The Company adopted the recognition and disclosure requirements of
SFAS158 in 2006, as required, except for the requirement to measure the plan assets and benefit obligations at the fiscal year end, which is effective in fiscal years ending after December 15, 2008.
The Company is implementing processes to meet these measurement requirements of SFAS158.
Recently issued pronouncements
Business combinations
In December 2007, the FASB issued FASB Statement No. 141 (R), “Business Combinations”
(“SFAS141(R)”). SFAS141(R) requires the acquiring entity in a business combination to recognize all
(and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-
date fair value as the measurement objective for all assets acquired and liabilities assumed; and
requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS141(R)
applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. SFAS141(R) applies to all transactions or other events in which an entity
(the acquirer) obtains control of one or more businesses (the acquiree), including combinations achieved without the transfer of consideration. The Company is currently evaluating the potential impact of adopting SFAS141(R) on the Company’s financial statements.
Noncontrolling interests
In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in
Consolidated Financial Statements” (“SFAS160”). SFAS160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.
SFAS160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. It shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially adopted, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the potential impact of adopting SFAS160 on the Company’s financial statements.

Derivative instruments
In March 2008, the FASB issued FASB statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB statement No. 133” (“SFAS161”). SFAS161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS133 and related hedged items accounted for under SFAS133. SFAS161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Comparative disclosures for earlier periods at initial adoption are encouraged but not required. The Company does not expect the adoption of SFAS161 to have a material impact on the
Company’s financial statements.
Useful life of intangible assets
In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life
of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”
(“SFAS142”). FSP FAS 142-3 removes the requirement under paragraph 11 of SFAS142 to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions and instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142 -3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date.
The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company is currently evaluating the potential impact of adopting FSP FAS 142-3 on the Company’s financial statements.
Convertible debt instruments
In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May
Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”) which addresses the accounting for convertible debt securities that may be settled in cash, (or other assets)
upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133, “Accounting for
Derivative Instruments and Hedging Activities” (“SFAS133”). FSP APB 14-1 does not change the accounting for more traditional types of convertible debt securities that do not have a cash settlement feature. Also, FSP APB 14-1 does not apply if, under existing US GAAP for derivatives, the embedded conversion feature must be accounted for separately from the rest of the instrument. FSP APB 14-1 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. The FSP should be applied retrospectively to all past periods presented — even if the instrument has matured, has been converted, or has otherwise been extinguished as of the effective date of FSP APB 14 -1. The
Company is currently evaluating the potential impact of adopting FSP APB 14-1 on the Company’s financial statements.
Hierarchy of Generally Accepted Accounting Principles
In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted
Accounting Principles” (“SFAS162”). SFAS162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS162 is effective 60 days following the United

States Securities and Exchange Commission (SEC's) approval of the Public Company Accounting
Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in
Conformity with Generally Accepted Accounting Principles”. The Company does not expect the adoption of SFAS162 to have a material impact on the Company’s financial statements.
Participating securities
In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in
Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). FSP EITF 03-
6-1 addresses whether instruments granted in share -based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method as described in SFAS No. 128, “Earnings per Share”
(“SFAS 128”). Under the guidance in FSP EITF 03-6-1, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform with the provisions of FSP EITF 03-6-1. Early application is not permitted. The Company does not expect the adoption of FSP EITF 03-6-1 to have a material impact on the Company’s financial statements.
Instrument indexed to own stock
In June 2008, The Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 07-5,
“Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock”
(“EITF 07-5”). The consensus was reached on the following three issues:
•
How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.
•
How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.
•
How an issuer should account for market-based employee stock option valuation instruments.
Consensus was also reached that EITF 07-5 should be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted.
The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which EITF 07-5 is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently evaluating the potential impact of adopting
EITF 07-5 on the Company’s financial statements.
Disclosures about credit derivatives and certain guarantees
In September 2008, the FASB issued FSP FAS 133 -1 and FIN 45-4, “Disclosures about Credit
Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB
Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (“the FSP”).
The FSP amends SFAS133, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument to provide certain disclosures for each credit derivative for each statement of financial position presented. The FSP also amends FIN45, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies that SFAS161, is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect the adoption of the FSP to have a material impact on the Company’s financial statements.
Contractual obligations
In addition to the contractual obligations as disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, during the nine months ended September 30, 2008, the
Company drew down $639 million and repaid $306 million, respectively, under the $1,150 million unsecured syndicated loan facility. As of September 30, 2008, $806 million was drawn under the

$1,150 million unsecured syndicated loan facility. Capital repayment of the Rand denominated corporate bond (due August 2008) amounted to $260 million on August 28, 2008. Advances and repayments on loans in South America amounted to $60 million and $22 million, respectively, during the nine months ended September 30, 2008.
Short-term debt as of September 30, 2008, includes $1,00 2 million under the 2.375 percent convertible bond (due February 2009). As at September 30, 2008, the estimated fair value of all derivatives making up the hedge positions was a negative $3,009 million (at June 30, 2008: negative
$3,577 million).
Heap leach inventory
The costs of materials currently contained on leach pads are reported as a separate line item apart from inventory. As of September 30, 2008, $48 million was classified as short-term comp ared with
$49 million as at December 31, 2007 as AngloGold Ashanti expects the related gold to be recovered within twelve months. As of September 30, 2008, $251 million was classified as long term compared with $190 million as at December 31, 2007.
Hedging overview for the quarter ended September 30, 2008
The Company continues to actively manage its hedge position in a value accretive manner, whilst actively reducing the overall hedge delta.
As at September 30, 2008, the net delta hedge position was 5.79 million ounces or 180 tonnes (at
June 30, 2008: 6.54 million ounces or 204 tonnes), representing a further reduction of 0.75 million ounces for the quarter. The total commitments of the hedge book as at September 30, 2008 was
6.30 million ounces or 196 tonnes, a reduction of 0.58 million ounces from the position as at
June 30, 2008.
The marked-to-market value of all hedge transactions, irrespective of accounting designation, making up the hedge positions was a liability of $2.97 billion, decreasing by $0.56 billion over the quarter ended June 30, 2008. This value was based on a gold price of $876.30 per ounce, exchange rates of
R8.27/$ and A$/$0.64 and the prevailing market interest rates and volatilities at that date.
During the quarter ended September 30, 2008 the Company accelerated the settlement of normal purchase, normal sale exempt contracts due to mature in the fourth quarter of 2008 by physical delivery and the cash settlement of non-hedge derivatives, totaling 263,000 ounces due to mature in future periods in line with the stated objective of positioning the Company to have greater exposure to the spot price.
The table below reflects the hedge position as at September 30, 2008 and includes the effect of the hedge reduction undertaken during the third quarter.
These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of future impact on the revenue of the Company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

AngloGold Ashanti’s hedge position as at September 30, 2008
The following table indicates AngloGold Ashanti’s gold hedge position at a weighted average settlement price as at September 30, 2008 (references in the table to "$" are to the US dollar, references to "A$" are to the Australian dollar and references to "BRL" are to the Brazilian real):
Year
2008
2009
2010
2011
2012
2013 -2016
Total
DOLLAR GOLD
Forward contracts Amount (kg) 1,472 3,904 12,580 12,931 11,944 12,363 55,194
US$/oz **$138 **$460 $327 $397 $404 $432 $315
Put options sold Amount (kg) 933 1,882 1,882 3,763 8,460
US$/oz $660 $420 $430 $445 $460
Call options purchased   Amount (kg)
2,142 2,142
US$/oz $428 $428
Call options sold Amount (kg) 1,804 11,695 29,168 37,146 24,460 39,924 144,197
US$/oz $347 $357 $498 $521 $622 $604 $541
RAND GOLD
Forward contracts
Amount (kg) 466 *1,866 *1,400
Rand per kg R129,053 R157,213 R151,590
A DOLLAR GOLD
Forward contracts
Amount (kg) 900 1,835 3,110 5,845
A$ per oz A$602 A$571 A$68 1 A$634
Call options purchased   Amount (kg)
1,555 1,244 3,111 5,910
A$ per oz A$682 A$694 A$712 A$701
Delta (kg) (951) (14,315) (39,587) (46,122) (32,476) (46,552) (180,003)
*** Total net gold:
Delta (oz) (30,580) (460,230)
(1,272,760)    (1,482,850)
(1,044,140) (1,496,680) (5,787,240)
*
Indicates a long position resulting from forward purchase contracts. The Company enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.
**
Indicates a short USD position resulting from net short forward purchase contracts .
***
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at September 30, 2008.
A limited number of the dollar gold hedge contracts included optional early termination provisions pursuant to which the hedge counterparty can elect to terminate the relevant hedging contracts on specified dates. The early termination provision which applies can be exercised in the first five business days of January 2010. These contracts form part of the Ashanti hedge that was in place prior to the Business Combination between AngloGold and Ashanti completed in April 2004.
The following table indicates AngloGold Ashanti’s silver hedge position as at September 30, 2008
Year
2008
2009
2010
2011
2012
2013 -2016
Total
DOLLAR SILVER
Put options purchased
Amount (kg) 10,886 10,886
$ per oz $7.66 $7.66
Put options sold Amount (kg) 10,886 10,886
$ per oz $6.19 $6.19
Call options sold Amount (kg) 10,886 10,886
$ per oz $8.64 $8.64

The following table indicates AngloGold Ashanti’s currency hedge position at September 30, 2008
Year
2008
2009
2010
2011
2012
2013 -2016
Total
RAND DOLLAR (000)
Put options purchased
Amount ($) 30,000 30,000
US$/R R7.63 R7.63
Put options sold Amount ($) 30,000 30,000
US$/R R7.09 R7.09
Call options sold Amount ($) 30,000 30,000
US$/R R8.32 R8.32
A DOLLAR (000)
Forward contracts
Amount ($) 50,000 50,000
A$/US$ $0.86 $0.86
Put options purchased Amount ($) 50,000 50,000
A$/US$ $0.91 $0.91
Put options sold Amount ($) 50,000 50,000
A$/US$ $0.94 $0.94
Call options sold Amount ($) 50,000 50,000
A$/US$ $0.88 $0.88
BRAZILIAN REAL (000)
Forward contracts
Amount ($) 17,390 58,670 76,060
US$/BRL BRL 1.81 BRL 1.8 7 BRL 1.85
Put options purchased Amount ($) 12,000 500 12,500
US$/BRL BRL 1.7 7 BRL 1.76 BRL 1.7 7
Call options sold Amount ($) 39,000 1,000 40,000
US$/BRL BRL 1.80 BRL 1.76 BRL 1.80
Fair value of the hedge book derivative (liabilities)/assets split by accounting designation as at
September 30, 2008
Normal purchase
and sale
exemption
Cash flow
hedge
accounted
Non-hedge
accounted
Available
for sale
accounted
Total
US Dollars (millions)
Forward sale type agreements (752) (198) (133) – (1,083)
Option contracts (587) – (1,314) 1 (1,900)
(1)
Foreign exchange contracts – (2) (8) – (10)
Foreign exchange option contracts – – (10) – (10)
Interest rate swaps – Gold (27) –
22
–
(5)
Total
(1,366)
(200)
(1,443)
1
(3,008)
(1)
Includes deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.
Recent developments
On May 29, 2008, AngloGold Ashanti announced its amendment to the transaction agreement to acquire 100 percent of Golden Cycle Gold Corporation (GCGC) to adjust the consideration that GCGC shareholders receive from 0.29 AngloGold Ashanti American depositary shares (“ADSs”) to
0.3123 AngloGold Ashanti ADSs to account for the effects of the AngloGold Ashanti rights offer announced on May 23, 2008. GCGC shareholders approved the transaction on June 30, 2008 at a general meeting and the transaction became effective on July 1, 2008 at which time, AngloGold
Ashanti acquired the remaining 33 percent shareholding in the Cripple Creek & Victor Gold Mining
Company joint venture. A total of 3,181,198 AngloGold Ashanti ADSs were issued pursuant to this transaction.
Shareholders at a general meeting held on May 22, 2008 approved the issue of new ordinary shares to AngloGold Ashanti ordinary and E ordinary shareholders by way of a rights offer at a ratio of
24.6403 rights offer shares for every 100 AngloGold Ashanti shares held on the record date of
July 6, 2008. The final terms of the rights offer were announced on May 23, 2008 resulting in a total of
69,470,442 new rights offer shares being offered to shareholders at a subscription price of
R194.00 per share. On July 7, 2008, AngloGold Ashanti announced that the rights offer closed on
July 4, 2008 and that 68,105,143 shares had been subscribed for (98 percent of rights offered) which shares were issued on July 7, 2008. Applications to acquire additional shares amounting to

400,468,713 shares (or 576.5 percent) had been received and the remaining 1,365,299 shares were issued on July 11, 2008. A total of R13.477 billion ($1.7 billion) was raised.
On July 14, 2008, AngloGold Ashanti announced that it had made substantial progress in the reduction of its derivatives position, which will allow AngloGold Ashanti to benefit from improved participation in the spot gold price.
On July 29, 2008, AngloGold Ashanti announced the resignation of Mr Simon Thompson from the board, effective July 28, 2008.
On July 31, 2008, AngloGold Ashanti announced it had entered into a letter of agreement with
Eldorado Gold Corporation ("Eldorado") to acquire 100 percent of Eldorado's wholly owned subsidiary,
São Bento Gold Limited ("SBG"), which company in turn wholly owns São Bento Mineração S.A.
("SBMSA") for a consideration of $70 million to be settled by the issue of AngloGold Ashanti shares to
Eldorado ("the Transaction").
SBMSA holds the São Bento Mine ("São Bento"), a Brazilian gold operation located in the immediate vicinity of AngloGold Ashanti's proposed Córrego do Sitio Mine ("Córrego do Sitio"). Córrego do Sitio is part of AngloGold Ashanti Mineracão Ltda and is located in the municipality of Santa Bárbara, Iron
Quadrangle region of Minas Gerais State, Brazil. São Bento started its operations in 1986 and operated until January 2007, at which time São Bento's process plant and facilities were placed on care and maintenance. The Transaction remains subject to the fulfillment of certain conditions precedent as included in the definitive Transaction agreement. It is anticipated that these conditions could be fulfilled and the Transaction could close before the end of 2008. All necessary regulatory, ministerial and other government approvals in South Africa and Brazil including the approval of the
South African Reserve Bank and the SDE-CADE antitrust approval in Brazil have been received.
On October 17, 2008, AngloGold Ashanti announced that it has been notified of an unsolicited below-
market “mini- tender offer” by TRC Capital Corporation of Toronto, Canada to purchase up to
4,000,000 American depositary shares (“ADSs”) of AngloGold Ashanti Limited (each of which represents one ordinary share). AngloGold Ashanti recommended against ADS holders tendering their ADSs in response to this unsolicited mini -tender offer and cautioned shareholders that TRC
Capital had made a multitude of below-market mini-tender offers for the shares of other companies for its profit.
It was AngloGold Ashanti's intention to refinance the $1.0 billion convertible bond with the proceeds of a new equity linked instrument. However, global capital market conditions have been, and continue to be, disrupted and volatile and in recent months the volatility and lack of liquidity in global capital markets reached unprecedented levels. In light of these market conditions, on October 30, 2008
AngloGold Ashanti announced that it is actively exploring a broader range of refinancing options, including bridge financing, further debt financing and additional asset sales, as well as reviewing discretionary capital expenditures. On November 20, 2008, AngloGold Ashanti Holdings plc, a wholly-
owned subsidiary of AngloGold Ashanti Limited, entered into a US$1 billion term loan facility (the
"Term Facility") agreement to refinance the $1.0 billion convertible bond. The Term Facility is available to be drawn during February 2009. The Term Facility is for an initial one year period from the date of the first drawdown in February 2009 and is extendible, if required, at the option of
AngloGold Ashanti Holdings plc until November 30, 2010. The amounts drawn under the Term
Facility will bear an interest margin over the lenders’ capped cost of funds of 4.25 percent for the first six months after the first drawdown and 5.25 percent thereafter. Interest is payable quarterly.
AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia
Limited have each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc under the Term Facility. The Term Facility will provide management with additional time to secure a longer term, cost effective refinancing of the $1.0 billion convertible bond, including the possible sales of significant assets that AngloGold Ashanti regard as non-strategic. AngloGold Ashanti’s interest expense will increase substantially as a result of the higher interest rates and fees associated with the
Term Facility.

Forward-looking statements
Except for historical information, there may be matters discussed in this interim report that are forward-
looking statements. In particular, the statements made under “Gold market” regarding the future performance of the gold and currency markets and “Liquidity and capital resources” regarding sources of financing are forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning:
AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effect of the hedge reduction; the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and outlook of AngloGold
Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure, including its intentions and ability to refinance its $1 billion convertible bond; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events. Statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.
These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements speak only as of the date they are given. AngloGold
Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.
For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended December 31, 2007, which was filed with the Securities and Exchange Commission on
May 19, 2008. These factors are not necessarily all of the important factors that could cause
AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: December 8, 2008
By:     /s/ L EATWELL
_
Name: L Eatwell
Title:   Company Secretary